MANAGEMENT'S DISCUSSION AND ANALYSIS	Exhibit 99.1

This Management's Discussion and Analysis (MD&A) contains important information about our business and our performance for the three and nine months ended September 30, 2023, as well as forward-looking information (see "About Forward-Looking Information") about future periods. This MD&A should be read in conjunction with our Third Quarter 2023 Interim Condensed Consolidated Financial Statements (Third Quarter 2023 Interim Financial Statements) and notes thereto, which have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB); our 2022 Annual MD&A; our 2022 Annual Audited Consolidated Financial Statements and notes thereto, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB; and our other recent filings with Canadian and US securities regulatory authorities, including our Annual Information Form, which are available on SEDAR+ at sedarplus.ca or EDGAR at sec.gov, respectively.

Effective the second quarter of 2023, we retrospectively amended our definitions of (i) adjusted net income and (ii) adjusted net debt. See "Review of Consolidated Performance" and "Financial Condition" for more information.

For more information about Rogers, including product and service offerings, competitive market and industry trends, our overarching strategy, key performance drivers, and objectives, see "Understanding Our Business", "Our Strategy, Key Performance Drivers, and Strategic Highlights", and "Capability to Deliver Results" in our 2022 Annual MD&A.

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

All dollar amounts in this MD&A are in Canadian dollars unless otherwise stated and are unaudited. All percentage changes are calculated using the rounded numbers as they appear in the tables. This MD&A is current as at November 8, 2023 and was approved by RCI's Board of Directors (the Board) on that date.

We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

In this MD&A, this quarter, the quarter, or third quarter refer to the three months ended September 30, 2023, first quarter refers to the three months ended March 31, 2023, second quarter refers to the three months ended June 30, 2023 and year to date refers to the nine months ended September 30, 2023, unless the context indicates otherwise. All results commentary is compared to the equivalent period in 2022 or as at December 31, 2022, as applicable, unless otherwise indicated.

Trademarks in this MD&A are owned or used under licence by Rogers Communications Inc. or an affiliate. This MD&A may also include trademarks of other parties. The trademarks referred to in this MD&A may be listed without the ™ symbols. ©2023 Rogers Communications

Reportable segments
We report our results of operations in three reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable	Cable telecommunications operations, including Internet, television and other video (Video), Satellite, telephony (Home Phone), and smart home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.
Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, and digital media.

Wireless and Cable are operated by our wholly owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain of our other wholly owned subsidiaries. Following the Shaw Transaction (as defined below), aspects of Cable are also operated by Shaw Cablesystems G.P., Shaw Telecom G.P., and Shaw Satellite G.P. Media is operated by our wholly owned subsidiary, Rogers Media Inc., and its subsidiaries.

Rogers Communications Inc.	1	Third Quarter 2023

Where to find it

2	Shaw Transaction	31	Commitments and Contractual Obligations
4	Strategic Highlights	31	Regulatory Developments
5	Quarterly Financial Highlights	33	Updates to Risks and Uncertainties
6	Summary of Consolidated Financial Results	34	Material Accounting Policies and Estimates
7	Results of our Reportable Segments	35	Financial Guidance
13	Review of Consolidated Performance	36	Key Performance Indicators
16	Managing our Liquidity and Financial Resources	36	Non-GAAP and Other Financial Measures
23	Overview of Financial Position	39	Other Information
24	Financial Condition	41	About Forward-Looking Information
27	Financial Risk Management

Shaw Transaction

On April 3, 2023, after receiving all required regulatory approvals and after the Freedom Transaction (as defined below) closed, we acquired all the issued and outstanding Class A Participating Shares and Class B Non-Voting Participating Shares (collectively, Shaw Shares) of Shaw Communications Inc. (Shaw) (Shaw Transaction) for total consideration of $20.5 billion, consisting of:
•$19 billion of cash (consisting of $13 billion of cash and restricted cash and $6 billion borrowed from our $6 billion non-revolving term loan facility); and
•approximately $1.5 billion through the issuance of 23.6 million RCI Class B Non-Voting common shares (based on the opening share price of Rogers Class B Non-Voting Shares on April 3, 2023 of $61.33).

We also assumed approximately $2.9 billion of debt, net of cash and consideration received from the Freedom Transaction, on April 3.

The Shaw Transaction was implemented through a court-approved plan of arrangement under the Business Corporations Act (Alberta).

On April 3, 2023, the outstanding shares of Freedom Mobile Inc. (Freedom), a subsidiary of Shaw, were sold to Videotron Ltd. (Videotron), a subsidiary of Quebecor Inc. (Quebecor) (Freedom Transaction). The Freedom Transaction was effected pursuant to an agreement entered into on August 12, 2022 among Rogers, Shaw, Quebecor, and Videotron, which provided for the sale of all Freedom-branded wireless and Internet customers and all of Freedom's infrastructure, spectrum licences, and retail locations. In connection with the closing of the Freedom Transaction, Rogers entered into long-term commercial arrangements with Freedom, Videotron and/or Quebecor under which Rogers (or its subsidiaries) will provide to Quebecor (or its subsidiaries) certain services, including:
•continued access to Shaw's business "Go WiFi" hotspots for Freedom Mobile subscribers;
•roaming services on an incidental, non-permanent basis;
•wholesale mobile virtual network operator access services;
•third-party Internet access services; and
•certain backhaul, backbone, and other transport services.

As consideration for the above sale and long-term commercial arrangements, Quebecor paid $2.85 billion as adjusted pursuant to the terms of the divestiture agreement, resulting in net cash received of $2.15 billion after accounting for the Freedom debt assumed by Quebecor.

Rogers and Quebecor will also provide each other with customary transition services as necessary to facilitate (i) the operation of the Freedom and Shaw Mobile businesses for a period of time post-closing and (ii) the separation of Freedom's business from the other businesses and operations of Shaw and its affiliates. The Freedom Transaction did not include the sale of Shaw Mobile-branded wireless subscribers; accordingly, these wireless subscribers remained with the Shaw business acquired by Rogers.

On April 3, 2023, following the completion of the Shaw Transaction, Shaw Communications Inc. was amalgamated with RCI. As a result of this amalgamation, RCI became the issuer and assumed all of Shaw's obligations under the indenture governing Shaw's outstanding senior notes with a total principal amount of $4.55 billion as at April 3, 2023. As a result, the assumed senior notes now rank equally with RCI's other unsecured senior notes and debentures, bank credit facilities, and letter of credit facilities. In connection with the Shaw Transaction, RCCI provided a guarantee for Shaw's payment obligations under those senior notes.

Rogers Communications Inc.	2	Third Quarter 2023

Regulatory approval
On March 31, 2023, the Minister of Innovation, Science and Industry approved the transfer of Freedom's spectrum licences to Videotron, following which the Shaw Transaction and Freedom Transaction closed on April 3, 2023. As part of the regulatory approval process, we agreed to certain legally enforceable undertakings with Innovation, Science and Economic Development Canada (ISED Canada), each of which is detailed in "Regulatory Developments".

The acquired Shaw business
The Shaw business we acquired provides cable telecommunications, satellite video services, and data networking to residential customers, businesses, and public-sector entities in British Columbia, Alberta, Saskatchewan, and Manitoba (Western Canada). Shaw's primary products include Internet (through Fibre+), Video (through Total TV and Shaw Direct satellite), home phone services, and Wireless services (through Shaw Mobile to consumers in British Columbia and Alberta). Subsequent to closing, we stopped selling services under the Shaw Mobile brand to new customers. These services continue to be offered by Rogers to existing Shaw Mobile customers.

The combined Rogers and Shaw has the scale, assets, and capabilities delivering unprecedented wireline and wireless broadband and network investments, innovation, and growth in new telecommunications services, and greater choice for Canadian consumers and businesses. The combination is accelerating the delivery of critical 5G service across Western Canada, from rural areas to dense cities, more quickly than either company could achieve on its own, by bringing together the expertise and assets of both companies.

The results from the acquired Shaw wireline operations are included in our Cable segment and the results of the acquired Shaw Mobile operations are included in our Wireless segment, from the date of acquisition, consistent with our reportable segment definitions.

The major classes of assets acquired, along with the preliminary allocation of fair value to each, consist of property, plant and equipment ($7.7 billion) and intangible assets ($6.3 billion, primarily customer relationships). We have recognized preliminary goodwill of $12.2 billion associated with the acquisition. The recognition of these assets has resulted in a material increase to our depreciation and amortization expense that will continue on an ongoing basis. We also expect a material increase in finance costs in relation to the financing incurred to fund the acquisition and acquiring Shaw's long-term debt. See "Review of Consolidated Performance" for more information.

In addition, targeted cost synergies, together with organic service revenue and earnings growth, are anticipated to result in an offsetting and material increase to our adjusted EBITDA and net income on an ongoing basis.

Rogers Communications Inc.	3	Third Quarter 2023

Strategic Highlights

Our five objectives guide our work and decision-making as we further improve our operational execution and make well-timed investments to grow our core businesses and deliver increased shareholder value. Below are some highlights for the quarter.

Build the biggest and best networks in the country
•Launched 5G service for all transit riders in the busiest sections of the Toronto Transit Commission (TTC) subway system.
•Recognized as the best and most reliable wireless network in Canada for the fifth straight year by umlaut in July 2023.
•Invested over $1 billion in capital expenditures, mostly invested in our wireless and wireline network infrastructure.
•Invested in wildfire detection and prevention technology to help combat climate change-related events.

Deliver easy to use, reliable products and services
•Introduced the red Rogers MasterCard with 48-month device equal payment plan with 0% interest and up to 2.6% cashback for customers.
•Introduced Rogers Internet and TV services to customers in former Shaw territory.
•Introduced Ignite Self Protect for customers to self-monitor their homes with connected devices.

Be the first choice for Canadians
•Attracted 225,000 net postpaid mobile phone subscribers, our best ever quarterly result.
•Achieved combined mobile phone and retail Internet net additions of 279,000, up 52,000 year over year.
•Secured number-one spots for flagship radio brands 98.1 CHFI, CityNews 680, and KiSS 92.5 for the Summer 2023 ratings period.

Be a strong national company investing in Canada
•Introduced Connected for Success, our high-speed, low-cost Internet program, to eligible residents in Western Canada.
•Sponsored the Shaw Charity Classic presented by Rogers, the largest charitable contributor on the PGA TOUR Champions.
•Recognized as the 2023 Right to Play Corporate Hero for work with Indigenous youth.

Be the growth leader in our industry
•Total service revenue up 40%; adjusted EBITDA up 52%.
•Generated free cash flow1 of $745 million and generated cash provided by operating activities of $1,754 million.
•Achieved strong Cable adjusted EBITDA margin expansion of 650 basis points; Shaw integration tracking ahead of plan.

1 Free cash flow is a capital management measure. See "Non-GAAP and Other Financial Measures" for more information about this measure.

Rogers Communications Inc.	4	Third Quarter 2023

Quarterly Financial Highlights

Revenue
Total revenue and total service revenue increased by 36% and 40%, respectively, this quarter, driven substantially by revenue growth in our Cable and Wireless businesses, including the July 2022 network outage-related credits of $150 million issued to customers last year.

Wireless service revenue increased by 15% this quarter, primarily as a result of the cumulative impact of growth in our mobile phone subscriber base, revenue from Shaw Mobile subscribers acquired through the Shaw Transaction, and the impact of the July 2022 network outage-related credits. Wireless equipment revenue increased by 10%, primarily as a result of an increase in new subscribers purchasing devices and a continued shift in the product mix towards higher-value devices.

Cable service revenue increased by 105% this quarter primarily as a result of our acquisition of Shaw as well as the impact of the July 2022 network outage-related credits.

Media revenue increased by 11% this quarter primarily as a result of higher sports-related revenue, including at the Toronto Blue Jays.

Adjusted EBITDA and margins
Consolidated adjusted EBITDA increased 52% this quarter, and our adjusted EBITDA margin increased by 500 basis points, as a result of improving synergies and efficiencies, and the network outage-related credits issued to customers last year.

Wireless adjusted EBITDA increased by 18%, primarily due to the flow-through impact of higher revenue as discussed above. This gave rise to an adjusted EBITDA margin of 63.9%.

Cable adjusted EBITDA increased by 132% due to the flow-through impact of higher revenue as discussed above and the achievement of cost synergies associated with integration activities. This gave rise to an adjusted EBITDA margin of 54.2%.

Media adjusted EBITDA increased by $31 million this quarter primarily due to higher revenue as discussed above, partially offset by higher Toronto Blue Jays payroll costs.

Net loss and adjusted net income
We recognized a net loss this quarter as a result of:
•higher depreciation and amortization, higher finance costs, and higher restructuring, acquisition and other costs, primarily associated with Shaw acquisition- and integration-related activities; and
•a $422 million loss on an obligation to purchase at fair value the non-controlling interest in one of our joint ventures' investments; partially offset by
•higher adjusted EBITDA.

Adjusted net income2 increased by 56% this quarter, primarily as a result of higher adjusted EBITDA.

Cash flow and available liquidity
This quarter, we generated cash provided by operating activities of $1,754 million (2022 - $1,216 million); the increase is primarily a result of higher adjusted EBITDA. We also generated free cash flow of $745 million (2022 - $279 million), up 167% as a result of higher adjusted EBITDA, partially offset by higher capital expenditures and higher interest on long-term debt.

As at September 30, 2023, we had $7.3 billion of available liquidity3 (December 31, 2022 - $4.9 billion), including $2.5 billion in cash and cash equivalents and $4.8 billion available under our bank credit and other facilities.

As a result of the Shaw Transaction, our debt leverage ratio increased to 4.92 as at September 30, 2023. This has been calculated on an adjusted basis to include trailing 12-month adjusted EBITDA of a combined Rogers and Shaw as if the Shaw Transaction had closed at the beginning of the trailing 12-month period. If calculated on an as
2     Effective the second quarter of 2023, we retrospectively amended our definitions of (i) adjusted net income (see "Review of Consolidated Performance") and (ii) adjusted net debt, a component of debt leverage ratio and pro forma debt leverage ratio (see "Financial Condition").
3    Available liquidity and debt leverage ratio are capital management measures. Pro forma debt leverage ratio is a non-GAAP ratio. Pro forma trailing 12-month adjusted EBITDA is a non-GAAP financial measure and is a component of pro forma debt leverage ratio. See "Non-GAAP and Other Financial Measures" for more information about these measures. These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. See "Financial Condition" for a reconciliation of available liquidity.

Rogers Communications Inc.	5	Third Quarter 2023

reported basis without the foregoing adjustment, our debt leverage ratio3 as at September 30, 2023 was 5.5 (December 31, 2022 - 3.3). See "Financial Condition" for more information.

We also returned $264 million in dividends to shareholders this quarter and we declared a $0.50 per share dividend on November 8, 2023.

Summary of Consolidated Financial Results

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except margins and per share amounts)	2023	2022	% Chg		2023	2022	% Chg

Revenue
Wireless	2,584	2,267	14		7,354	6,619	11
Cable	1,993	975	104		5,023	3,052	65
Media	586	530	11		1,777	1,671	6
Corporate items and intercompany eliminations	(71)	(29)	145		(181)	(112)	62
Revenue	5,092	3,743	36		13,973	11,230	24
Total service revenue [1]	4,527	3,230	40		12,375	9,869	25

Adjusted EBITDA
Wireless	1,294	1,093	18		3,695	3,296	12
Cable	1,080	465	132		2,663	1,536	73
Media	107	76	41		73	12	n/m
Corporate items and intercompany eliminations	(70)	(51)	37		(179)	(130)	38
Adjusted EBITDA [2]	2,411	1,583	52		6,252	4,714	33
Adjusted EBITDA margin [2]	47.3%	42.3%	5.0	pts	44.7%	42.0%	2.7	pts

Net (loss) income	(99)	371	n/m		521	1,172	(56)
Basic (loss) earnings per share	($0.19)	$0.73	n/m		$1.00	$2.32	(57)
Diluted (loss) earnings per share	($0.20)	$0.71	n/m		$0.97	$2.28	(57)

Adjusted net income [2]	679	436	56		1,776	1,361	30
Adjusted basic earnings per share [2]	$1.28	$0.86	49		$3.41	$2.70	26
Adjusted diluted earnings per share [2]	$1.27	$0.84	51		$3.37	$2.66	27

Capital expenditures	1,017	872	17		2,988	2,299	30
Cash provided by operating activities	1,754	1,216	44		3,842	3,348	15
Free cash flow	745	279	167		1,591	1,138	40
n/m - not meaningful
1    As defined. See "Key Performance Indicators".
2    Adjusted EBITDA is a total of segments measure. Adjusted EBITDA margin is a supplementary financial measure. Adjusted basic and adjusted diluted earnings per share are non-GAAP ratios. Adjusted net income is a non-GAAP financial measure and is a component of adjusted basic and adjusted diluted earnings per share. These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. See "Non-GAAP and Other Financial Measures" for more information about these measures.

Rogers Communications Inc.	6	Third Quarter 2023

Results of our Reportable Segments

WIRELESS

Wireless Financial Results

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except margins)	2023	2022	% Chg		2023	2022	% Chg

Revenue
Service revenue	2,026	1,761	15		5,782	5,275	10
Equipment revenue	558	506	10		1,572	1,344	17
Revenue	2,584	2,267	14		7,354	6,619	11

Operating expenses
Cost of equipment	541	518	4		1,550	1,381	12
Other operating expenses	749	656	14		2,109	1,942	9
Operating expenses	1,290	1,174	10		3,659	3,323	10

Adjusted EBITDA	1,294	1,093	18		3,695	3,296	12

Adjusted EBITDA margin [1]	63.9%	62.1%	1.8	pts	63.9%	62.5%	1.4	pts
Capital expenditures	381	543	(30)		1,291	1,337	(3)
1    Calculated using service revenue.

Wireless Subscriber Results 1

	Three months ended September 30				Nine months ended September 30
(In thousands, except churn and mobile phone ARPU)	2023	2022	Chg		2023	2022	Chg

Postpaid mobile phone [2,3]
Gross additions	556	429	127		1,304	986	318
Net additions	225	164	61		490	352	138
Total postpaid mobile phone subscribers [4]	10,332	9,199	1,133		10,332	9,199	1,133
Churn (monthly)	1.08%	0.97%	0.11	pts	0.92%	0.79%	0.13	pts
Prepaid mobile phone
Gross additions	263	232	31		711	580	131
Net additions	36	57	(21)		23	96	(73)
Total prepaid mobile phone subscribers [4]	1,278	1,262	16		1,278	1,262	16
Churn (monthly)	6.00%	4.77%	1.23	pts	6.10%	4.55%	1.55	pts
Mobile phone ARPU (monthly) [5]	$58.83	$56.82	$2.01		$57.76	$57.61	$0.15
1    Subscriber counts and subscriber churn are key performance indicators. See "Key Performance Indicators".
2    On April 3, 2023, we acquired approximately 501,000 postpaid mobile phone subscribers as a result of our acquisition of Shaw, which are not included in net additions, but do appear in the ending total balances for September 30, 2023.
3    Effective April 1, 2023, we adjusted our postpaid mobile phone subscriber base to remove 51,000 subscribers relating to a wholesale account.
4    As at end of period.
5    Mobile phone ARPU is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" for an explanation as to the composition of this measure.

Service revenue
The 15% increase in service revenue this quarter and 10% increase year to date were primarily a result of:
•the cumulative impact of growth in our mobile phone subscriber base over the past year;
•the impact of the Shaw Mobile subscribers acquired through the Shaw Transaction in April 2023;
•the July 2022 network outage-related credits that were issued to customers in the prior year; and
•higher roaming revenue associated with increased travel.

The increase in mobile phone ARPU this quarter was primarily a result of the impact of the July 2022 network outage-related credits that were issued to customers in the prior year.

The increase in postpaid gross and net additions this quarter and year to date were a result of sales execution and customer satisfaction in a growing Canadian market.

Rogers Communications Inc.	7	Third Quarter 2023

Equipment revenue
The 10% increase in equipment revenue this quarter and 17% increase year to date were primarily as a result of:
•an increase in new subscribers purchasing devices; and
•a continued shift in the product mix towards higher-value devices.

Operating expenses
Cost of equipment
The 4% increase in the cost of equipment this quarter and 12% increase year to date were a result of the equipment revenue changes discussed above.

Other operating expenses
The 14% increase in other operating expenses this quarter and 9% increase year to date were primarily a result of:
•higher costs associated with the increased revenue and subscriber additions, which included increased roaming and commissions; and
•investments made in customer service.

Adjusted EBITDA
The 18% increase in adjusted EBITDA this quarter and 12% increase year to date were a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	8	Third Quarter 2023

CABLE

Cable Financial Results

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except margins)	2023	2022	% Chg		2023	2022	% Chg

Revenue
Service revenue	1,986	968	105		4,997	3,035	65
Equipment revenue	7	7	—		26	17	53
Revenue	1,993	975	104		5,023	3,052	65

Operating expenses	913	510	79		2,360	1,516	56

Adjusted EBITDA	1,080	465	132		2,663	1,536	73

Adjusted EBITDA margin	54.2%	47.7%	6.5	pts	53.0%	50.3%	2.7	pts
Capital expenditures	560	259	116		1,417	784	81

Cable Subscriber Results 1

	Three months ended September 30				Nine months ended September 30
(In thousands, except ARPA and penetration)	2023	2022	Chg		2023	2022	Chg

Homes passed [2,3]	9,869	4,776	5,093		9,869	4,776	5,093
Customer relationships
Net (losses) additions	(7)	(7)	—		(1)	12	(13)
Total customer relationships [2,3]	4,780	2,596	2,184		4,780	2,596	2,184
ARPA (monthly) [4]	$138.46	$124.34	$14.12		$142.20	$130.16	$12.04

Penetration [2]	48.4%	54.4%	(6.0	pts)	48.4%	54.4%	(6.0	pts)

Retail Internet
Net additions	18	6	12		57	45	12
Total retail Internet subscribers [2,3]	4,302	2,277	2,025		4,302	2,277	2,025
Video
Net additions	23	7	16		27	42	(15)
Total Video subscribers [2]	2,755	1,535	1,220		2,755	1,535	1,220
Smart Home Monitoring
Net losses	(2)	(4)	2		(11)	(11)	—
Total Smart Home Monitoring subscribers [2]	90	102	(12)		90	102	(12)
Home Phone
Net losses	(36)	(18)	(18)		(78)	(58)	(20)
Total Home Phone subscribers [2,3]	1,648	854	794		1,648	854	794
1    Subscriber results are key performance indicators. See "Key Performance Indicators".
2    As at end of period.
3    On April 3, 2023, we acquired approximately 1,961,000 retail Internet subscribers, 1,203,000 Video subscribers, 890,000 Home Phone subscribers, 4,935,000 homes passed, and 2,191,000 customer relationships as a result of the Shaw Transaction, which are not included in net additions, but do appear in the ending total balances for September 30, 2023. The acquired Satellite subscribers are not included in our reported subscriber, homes passed, or customer relationship metrics.
4    ARPA is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" for an explanation as to the composition of this measure.

Service revenue
The 105% increase in service revenue this quarter and 65% increase year to date were a result of:
•revenue related to our acquisition of Shaw, which contributed approximately $1 billion for the quarter and $2 billion for the year to date;
•an increase in our retail Internet subscriber base and the movement of retail Internet customers to higher speed tiers in our Ignite Internet offerings; and
•the July 2022 network outage-related credits that were issued to customers in the prior year; partially offset by:
•continued increased competitive promotional activity; and
•declines in our Home Phone and Smart Home Monitoring subscriber bases.

Rogers Communications Inc.	9	Third Quarter 2023

The higher ARPA this quarter and year to date was a result of the acquisition of Shaw and the impact of the July 2022 network outage-related credits that were issued to customers in the prior year.

Operating expenses
The 79% increase in operating expenses this quarter and 56% increase year to date were primarily a result of:
•our acquisition of Shaw, partially offset by the realization of cost synergies associated with integration activities; and
•investments in customer service.

Adjusted EBITDA
The 132% increase in adjusted EBITDA this quarter and 73% increase year to date were a result of the service revenue and expense changes discussed above.

Rogers Communications Inc.	10	Third Quarter 2023

MEDIA

Media Financial Results

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except margins)	2023	2022	% Chg		2023	2022	% Chg

Revenue	586	530	11		1,777	1,671	6
Operating expenses	479	454	6		1,704	1,659	3

Adjusted EBITDA	107	76	41		73	12	n/m

Adjusted EBITDA margin	18.3%	14.3%	4.0	pts	4.1%	0.7%	3.4	pts
Capital expenditures	33	28	18		137	69	99

Revenue
The 11% increase in revenue this quarter and 6% increase year to date were primarily a result of higher sports-related revenue, including at the Toronto Blue Jays.

Operating expenses
The 6% increase in operating expenses this quarter and 3% increase year to date were a result of:
•higher Toronto Blue Jays player payroll; partially offset by
•lower Today's Shopping Choice cost of goods sold.

Adjusted EBITDA
The increases in adjusted EBITDA this quarter and year to date were a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	11	Third Quarter 2023

CAPITAL EXPENDITURES

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except capital intensity)	2023	2022	% Chg		2023	2022	% Chg

Wireless	381	543	(30)		1,291	1,337	(3)
Cable	560	259	116		1,417	784	81
Media	33	28	18		137	69	99
Corporate	43	42	2		143	109	31

Capital expenditures [1]	1,017	872	17		2,988	2,299	30

Capital intensity [2]	20.0%	23.3%	(3.3	pts)	21.4%	20.5%	0.9	pts
1    Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.
2    Capital intensity is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" for an explanation as to the composition of this measure.

One of our objectives is to build the biggest and best networks in the country. As we continually work towards this, we expect to spend more on our wireless and wireline networks this year than we have in the past several years. This year, we will continue to roll out our 5G network (the largest 5G network in Canada as at September 30, 2023) across the country, including our commitment to expand coverage across Western Canada and in the TTC subway system. We also continue to invest in fibre deployments, including fibre-to-the-home (FTTH), in our cable network and we will expand our network footprint to reach more homes and businesses, including to rural, remote, and Indigenous communities. We continue to direct capital expenditures to strengthen the resilience of our networks and make significant investments to strengthen our technology systems, increase network stability for our customers, and enhance our testing.

These investments will strengthen network resilience and stability and will help us bridge the digital divide by expanding our network further into rural and underserved areas through participation in various programs and projects.

Wireless
The decrease in capital expenditures in Wireless this quarter and year to date was due to the timing of investments. We continue to make investments in our network development and 5G deployment to expand our wireless network. The ongoing deployment of 3500 MHz spectrum continues to augment the capacity and resilience of our earlier 5G deployments in the 600 MHz spectrum band.

Cable
The increase in capital expenditures in Cable this quarter and year to date reflect our acquisition of Shaw and continued investments in our infrastructure, including additional fibre deployments to increase our FTTH distribution. These investments incorporate the latest technologies to help deliver more bandwidth and an enhanced customer experience as we progress in our connected home roadmap, including service footprint expansion and upgrades to our DOCSIS 3.1 platform to evolve to DOCSIS 4.0, offering increased network resilience, stability, and faster download speeds over time.

Media
The increase in capital expenditures in Media this quarter and year to date were primarily a result of higher Toronto Blue Jays stadium infrastructure-related expenditures.

Corporate
Capital expenditures this quarter were in line with prior year. The increase year to date was a result of higher investments in our corporate information technology infrastructure.

Capital intensity
The increase in capital intensity this year was a result of higher capital expenditures, as discussed above, partially offset by higher revenue.

Rogers Communications Inc.	12	Third Quarter 2023

Review of Consolidated Performance

This section discusses our consolidated net (loss) income and other income and expenses that do not form part of the segment discussions above.

	Three months ended September 30			Nine months ended September 30
(In millions of dollars)	2023	2022	% Chg	2023	2022	% Chg

Adjusted EBITDA	2,411	1,583	52	6,252	4,714	33
Deduct (add):
Depreciation and amortization	1,160	644	80	2,949	1,928	53
Restructuring, acquisition and other	213	85	151	599	252	138
Finance costs	600	331	81	1,479	946	56
Other expense (income)	426	19	n/m	381	(5)	n/m
Income tax expense	111	133	(17)	323	421	(23)

Net (loss) income	(99)	371	n/m	521	1,172	(56)

Depreciation and amortization

	Three months ended September 30			Nine months ended September 30
(In millions of dollars)	2023	2022	% Chg	2023	2022	% Chg

Depreciation of property, plant and equipment	925	567	63	2,393	1,709	40
Depreciation of right-of-use assets	92	71	30	264	202	31
Amortization	143	6	n/m	292	17	n/m

Total depreciation and amortization	1,160	644	80	2,949	1,928	53

Total depreciation and amortization increased this quarter and year to date, primarily as a result of the property, plant and equipment, right-of-use assets, and customer relationship intangible assets acquired through the Shaw Transaction.

Restructuring, acquisition and other

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2023	2022	2023	2022

Restructuring and other	175	31	340	107
Shaw Transaction-related costs	38	54	259	145

Total restructuring, acquisition and other	213	85	599	252

The Shaw Transaction-related costs in 2022 and 2023 consisted of incremental costs supporting acquisition and integration activities related to the Shaw Transaction. This includes significant costs in the second quarter of 2023 relating to closing-related fees, the Shaw Transaction-related employee retention program, and the cost of the tangible benefits package related to the broadcasting portion of the Shaw Transaction.

The restructuring and other costs in 2022 and 2023 were primarily severance and other departure-related costs associated with the targeted restructuring of our employee base. Severance and other departure-related costs in 2023 included costs associated with the integration-related restructuring of our combined employee base and the approximate $115 million impact of the voluntary departure program we undertook this quarter.

Rogers Communications Inc.	13	Third Quarter 2023

Finance costs

	Three months ended September 30			Nine months ended September 30
(In millions of dollars)	2023	2022	% Chg	2023	2022	% Chg

Total interest on borrowings [1]	535	366	46	1,450	973	49
Interest earned on restricted cash and cash equivalents	—	(71)	(100)	(149)	(105)	42

Interest on borrowings, net	535	295	81	1,301	868	50
Interest on lease liabilities	30	21	43	80	58	38
Interest on post-employment benefits liability	(3)	—	—	(10)	(1)	n/m
Loss on foreign exchange	143	127	13	16	146	(89)
Change in fair value of derivative instruments	(136)	(125)	9	(3)	(142)	(98)
Capitalized interest	(11)	(8)	38	(28)	(21)	33
Deferred transaction costs and other	42	21	100	123	38	n/m

Total finance costs	600	331	81	1,479	946	56
1    Interest on borrowings includes interest on short-term borrowings and on long-term debt.

Interest on borrowings, net
The 81% increase in net interest on borrowings this quarter and the 50% increase year to date were primarily a result of:
•interest expense associated with the borrowings under the term loan facility used to partially fund the Shaw Transaction;
•interest expense associated with the long-term debt assumed through the Shaw Transaction; and
•rising interest rates; partially offset by
•reductions in our US dollar-denominated commercial paper (US CP) and receivables securitization balances.

The increase year to date was also affected by:
•new debt issued in the last year, primarily associated with the completion of our long-term financing for the Shaw Transaction in early 2022 and to fund certain debt maturities, including:
•the issuance of US$750 million subordinated notes in February 2022; and
•the issuance of $4.25 billion and US$7.05 billion senior notes in March 2022; partially offset by
•higher interest earned on restricted cash and cash equivalents.

Deferred transaction costs and other
The increases in "deferred transaction costs and other" this quarter and year to date are primarily a result of the amortization of the $819 million of consent fees paid in September 2022 and January 2023 to extend the special mandatory redemption outside date for the SMR notes (as defined below) (see "Managing our Liquidity and Financial Resources").

Other expense (income)
The increases in other expense this quarter and year to date were a result of a $422 million loss related to the change in the value of an obligation to purchase at fair value the non-controlling interest in one of our joint ventures' investments.

Rogers Communications Inc.	14	Third Quarter 2023

Income tax expense

	Three months ended September 30		Nine months ended September 30
(In millions of dollars, except tax rates)	2023	2022	2023	2022

Statutory income tax rate	26.2%	26.5%	26.2%	26.5%
Income before income tax expense	12	504	844	1,593
Computed income tax expense	3	134	221	422
Increase (decrease) in income tax expense resulting from:
Non-(taxable) deductible stock-based compensation	(5)	(4)	(2)	1
Non-deductible (taxable) portion of equity losses (income)	2	7	(2)	8
Non-taxable income from security investments	(4)	(3)	(10)	(9)
Non-deductible loss on non-controlling interest purchase obligation	111	—	111	—
Other items	4	(1)	5	(1)

Total income tax expense	111	133	323	421

Effective income tax rate	n/m	26.4%	38.3%	26.4%
Cash income taxes paid	125	145	400	430

Cash income taxes paid decreased this quarter and year to date due to the timing of installment payments. The decrease in our statutory income tax rate this quarter and year to date was a result of a greater portion of our income being earned in provinces with lower income tax rates.

Net (loss) income

	Three months ended September 30			Nine months ended September 30
(In millions of dollars, except per share amounts)	2023	2022	% Chg	2023	2022	% Chg

Net (loss) income	(99)	371	n/m	521	1,172	(56)
Basic (loss) earnings per share	($0.19)	$0.73	n/m	$1.00	$2.32	(57)
Diluted (loss) earnings per share	($0.20)	$0.71	n/m	$0.97	$2.28	(57)

Adjusted net income
We calculate adjusted net income from adjusted EBITDA as follows:

	Three months ended September 30			Nine months ended September 30
(In millions of dollars, except per share amounts)	2023	2022	% Chg	2023	2022	% Chg

Adjusted EBITDA	2,411	1,583	52	6,252	4,714	33
Deduct:
Depreciation and amortization [1]	897	644	39	2,434	1,928	26
Finance costs	600	331	81	1,479	946	56
Other expense (income) [2]	4	19	(79)	(41)	(5)	n/m
Income tax expense [3]	231	153	51	604	484	25

Adjusted net income [1]	679	436	56	1,776	1,361	30

Adjusted basic earnings per share	$1.28	$0.86	49	$3.41	$2.70	26
Adjusted diluted earnings per share	$1.27	$0.84	51	$3.37	$2.66	27
1    Effective the second quarter, we retrospectively amended our calculation of adjusted net income to exclude depreciation and amortization on the fair value increment recognized on acquisition of Shaw Transaction-related property, plant and equipment and intangible assets. For purposes of calculating adjusted net income, we believe the magnitude of this depreciation and amortization, which is significantly affected by the size of the Shaw Transaction, affects comparability between periods and the additional expense recognized may have no correlation to our current and ongoing operating results. Depreciation and amortization excludes depreciation and amortization on Shaw Transaction-related property, plant and equipment and intangible assets for the three and nine months ended September 30, 2023 of $263 million and $515 million (2022 - nil), respectively. Adjusted net income includes depreciation and amortization on the acquired Shaw property, plant and equipment and intangible assets based on Shaw's historical cost and depreciation policies.
2 Other expense (income) for the three and nine months ended September 30, 2023 excludes a $422 million loss related to an obligation to purchase at fair value the non-controlling interest in one of our joint ventures' investments.
3 Income tax expense excludes recoveries of $120 million and $281 million (2022 - recoveries of $20 million and $63 million) for the three and nine months ended September 30, 2023 related to the income tax impact for adjusted items.

Rogers Communications Inc.	15	Third Quarter 2023

Managing our Liquidity and Financial Resources

Operating, investing, and financing activities

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2023	2022	2023	2022
Cash provided by operating activities before changes in net operating assets and liabilities, income taxes paid, and interest paid	2,206	1,533	5,824	4,496
Change in net operating assets and liabilities	185	154	(258)	49
Income taxes paid	(125)	(145)	(400)	(430)
Interest paid, net	(512)	(326)	(1,324)	(767)

Cash provided by operating activities	1,754	1,216	3,842	3,348

Investing activities:
Capital expenditures	(1,017)	(872)	(2,988)	(2,299)
Additions to program rights	(20)	(17)	(57)	(39)
Changes in non-cash working capital related to capital expenditures and intangible assets	95	118	66	22
Acquisitions and other strategic transactions, net of cash acquired	—	—	(17,001)	(9)
Other	(8)	12	4	73

Cash used in investing activities	(950)	(759)	(19,976)	(2,252)

Financing activities:
Net (repayment of) proceeds received from short-term borrowings	(754)	134	(1,343)	745
Net issuance of long-term debt	2,389	—	7,789	12,711
Net proceeds (payments) on settlement of debt derivatives and forward contracts	111	27	232	(27)
Transaction costs incurred	(19)	(557)	(284)	(726)
Principal payments of lease liabilities	(99)	(80)	(264)	(233)
Dividends paid	(264)	(253)	(769)	(757)

Cash provided by (used in) financing activities	1,364	(729)	5,361	11,713

Change in cash and cash equivalents and restricted cash and cash equivalents	2,168	(272)	(10,773)	12,809
Cash and cash equivalents and restricted cash and cash equivalents, beginning of period	359	13,796	13,300	715

Cash and cash equivalents and restricted cash and cash equivalents, end of period	2,527	13,524	2,527	13,524

Cash and cash equivalents	2,527	687	2,527	687
Restricted cash and cash equivalents	—	12,837	—	12,837

Cash and cash equivalents and restricted cash and cash equivalents, end of period	2,527	13,524	2,527	13,524

Operating activities
This quarter and year to date cash from operating activities was impacted by higher adjusted EBITDA, partially offset by higher interest paid, as a result of the Shaw Transaction. Year to date was also impacted by a higher investment in net operating assets.

Investing activities
Capital expenditures
During the quarter and year to date, we incurred $1,017 million and $2,988 million, respectively, on capital expenditures before changes in non-cash working capital items. See "Capital Expenditures" for more information.

Rogers Communications Inc.	16	Third Quarter 2023

Acquisitions and other strategic transactions
In the second quarter, we paid $17 billion, net of cash acquired, related to the acquisitions of Shaw (see "Shaw Transaction") and BAI Canada.

Financing activities
During the quarter and year to date, we received net amounts of $1,727 million and $6,394 million (2022 - paid $396 million and received $12,703 million) on our short-term borrowings, long-term debt, and related derivatives, net of transaction costs paid. See "Financial Risk Management" for more information on the cash flows relating to our derivative instruments.

Short-term borrowings
Our short-term borrowings consist of amounts outstanding under our receivables securitization program, our US CP program, and our short-term non-revolving credit facilities. Below is a summary of our short-term borrowings as at September 30, 2023 and December 31, 2022.

	As at September 30	As at December 31
(In millions of dollars)	2023	2022

Receivables securitization program	1,600	2,400
US commercial paper program (net of the discount on issuance)	—	214
Non-revolving credit facility borrowings (net of the discount on issuance)	247	371

Total short-term borrowings	1,847	2,985

The tables below summarize the activity relating to our short-term borrowings for the three and nine months ended September 30, 2023 and 2022.

		Three months ended September 30, 2023			Nine months ended September 30, 2023
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Repayment of receivables securitization			—			(1,000)
Net repayment of receivables securitization			—			(1,000)

Proceeds received from US commercial paper	323	1.325	428	1,497	1.354	2,027
Repayment of US commercial paper	(323)	1.325	(428)	(1,664)	1.343	(2,235)
Net repayment of US commercial paper			—			(208)

Proceeds received from non-revolving credit facilities (Cdn$) [1]			—			375
Proceeds received from non-revolving credit facilities (US$) [1]	927	1.348	1,250	2,125	1.349	2,866
Total proceeds received from non-revolving credit facilities			1,250			3,241

Repayment of non-revolving credit facilities (Cdn$) [1]			(379)			(758)
Repayment of non-revolving credit facilities (US$) [1]	(1,204)	1.350	(1,625)	(1,942)	1.348	(2,618)
Total repayment of non-revolving credit facilities			(2,004)			(3,376)

Net repayment of non-revolving credit facilities			(754)			(135)

Net repayment of short-term borrowings			(754)			(1,343)
1 Borrowings under our non-revolving facility mature and are reissued regularly, such that until repaid, we maintain net outstanding borrowings equivalent to the then-current credit limit on the reissue dates.

Rogers Communications Inc.	17	Third Quarter 2023

		Three months ended September 30, 2022			Nine months ended September 30, 2022
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Proceeds received from receivables securitization			—			1,200
Net proceeds received from receivables securitization			—			1,200

Proceeds received from US commercial paper	2,052	1.317	2,702	5,295	1.288	6,818
Repayment of US commercial paper	(1,963)	1.308	(2,568)	(5,265)	1.285	(6,766)
Net proceeds received from US commercial paper			134			52

Proceeds received from non-revolving credit facilities (Cdn$)			—			495
Total proceeds received from non-revolving credit facilities			—			495

Repayment of non-revolving credit facilities (Cdn$)			—			(495)
Repayment of non-revolving credit facilities (US$)	—	—	—	(400)	1.268	(507)
Total repayment of non-revolving credit facilities			—			(1,002)

Net repayment of non-revolving credit facilities			—			(507)

Net proceeds received from short-term borrowings			134			745

Concurrent with our US CP issuances, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings. See "Financial Risk Management" for more information.

In April 2023, we repaid the outstanding $200 million of borrowings under Shaw's legacy accounts receivable securitization program, subsequent to which the program was terminated. This repayment is included in "repayment of receivables securitization" above.

In January 2023, we borrowed US$273 million under our non-revolving facility maturing in January 2024. In February 2023, we borrowed US$186 million under the remaining facility, maturing in February 2024. As a result, we had fully drawn on the facilities. In October 2023, we repaid the outstanding US$186 million that was borrowed in February 2023 and terminated the facility.

In November 2023, we entered into non-revolving credit facilities with a combined total limit of $2 billion. The facilities can be drawn between November 2023 and June 2024; $500 million of the facilities mature in October 2024 and the remaining $1,500 million mature one year after we draw. Any drawings on these facilities will be recognized as short-term borrowings on our consolidated statement of financial position. Borrowings under the facilities will be unsecured, guaranteed by RCCI, and will rank equally in right of payment with all our senior notes and debentures.

Rogers Communications Inc.	18	Third Quarter 2023

Long-term debt
Our long-term debt consists of amounts outstanding under our bank and letter of credit facilities and the senior notes, debentures, and subordinated notes we have issued. The tables below summarize the activity relating to our long-term debt for the three and nine months ended September 30, 2023 and 2022.

		Three months ended September 30, 2023			Nine months ended September 30, 2023
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facility borrowings (US$)	—	—	—	220	1.368	301
Credit facility repayments (US$)	—	—	—	(220)	1.336	(294)
Net borrowings under credit facilities			—			7

Term loan facility net borrowings (US$) [1]	—	—	—	4,506	1.350	6,082
Term loan facility net repayments (US$)	(454)	1.35	(611)	(454)	1.35	(611)
Net (repayments) borrowings under term loan facility			(611)			5,471

Senior note issuances (Cdn$)			3,000			3,000
Senior note repayments (US$)	—	—	—	(500)	1.378	(689)

Net issuance of senior notes			3,000			2,311

Net issuance of long-term debt			2,389			7,789
1    Borrowings under our term loan facility mature and are reissued regularly, such that until repaid, we maintain net outstanding borrowings equivalent to the then-current credit limit on the reissue dates.

		Three months ended September 30, 2022			Nine months ended September 30, 2022
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Senior note issuances (Cdn$)			—			4,250
Senior note issuances (US$)	—	—	—	7,050	1.284	9,054
Total issuances of senior notes			—			13,304

Senior note repayments (Cdn$)			—			(600)
Senior note repayments (US$)	—	—	—	(750)	1.259	(944)
Total senior notes repayments			—			(1,544)

Net issuance of senior notes			—			11,760

Subordinated note issuances (US$)	—	—	—	750	1.268	951

Net issuance of long-term debt			—			12,711

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2023	2022	2023	2022

Long-term debt net of transaction costs, beginning of period	41,136	31,456	31,733	18,688
Net issuance of long-term debt	2,389	—	7,789	12,711
Long-term debt assumed through the Shaw Transaction	—	—	4,526	—
Loss (gain) on foreign exchange	562	1,322	(23)	1,534
Deferred transaction costs incurred	(27)	(557)	(31)	(726)
Amortization of deferred transaction costs	34	14	100	28

Long-term debt net of transaction costs, end of period	44,094	32,235	44,094	32,235

In April 2023, we drew the maximum $6 billion on the term loan facility upon closing the Shaw Transaction, consisting of $2 billion from each of the three tranches. The three tranches mature on April 3, 2026, 2027, and 2028,

Rogers Communications Inc.	19	Third Quarter 2023

respectively. In September 2023, we repaid $500 million of the tranche maturing on April 3, 2027 such that the credit limit was reduced to $5.5 billion as at September 30, 2023. In October 2023, we repaid an additional $250 million of the tranche maturing on April 3, 2027, such that the credit limit has been further reduced to $5.25 billion.

In April 2023, we also assumed $4.55 billion principal amount of Shaw's senior notes upon closing the Shaw Transaction.

In January 2023, we amended our revolving credit facility to extend the maturity date of the $3 billion tranche to January 2028, from April 2026, and the $1 billion tranche to January 2026, from April 2024.

Issuance of senior and subordinated notes and related debt derivatives
Below is a summary of the senior and subordinated notes we issued during the three and nine months ended September 30, 2023 and 2022.

(In millions of dollars, except interest rates and discounts)					Discount/ premium at issuance	Total gross proceeds [1] (Cdn$)	Transaction costs and discounts [2] (Cdn$)
Date issued		Principal amount	Due date	Interest rate			Upon issuance	Upon modification [3]

2023 issuances
September 21, 2023 (senior)		500	2026	5.650%	99.853%	500	3	n/a
September 21, 2023 (senior)		1,000	2028	5.700%	99.871%	1,000	8	n/a
September 21, 2023 (senior)		500	2030	5.800%	99.932%	500	4	n/a
September 21, 2023 (senior)		1,000	2033	5.900%	99.441%	1,000	12	n/a

2022 issuances
February 11, 2022 (subordinated) [4]	US	750	2082	5.250%	At par	951	13	n/a
March 11, 2022 (senior) [5]	US	1,000	2025	2.950%	99.934%	1,283	9	50
March 11, 2022 (senior)		1,250	2025	3.100%	99.924%	1,250	7	n/a
March 11, 2022 (senior)	US	1,300	2027	3.200%	99.991%	1,674	13	82
March 11, 2022 (senior)		1,000	2029	3.750%	99.891%	1,000	7	57
March 11, 2022 (senior)	US	2,000	2032	3.800%	99.777%	2,567	27	165
March 11, 2022 (senior)		1,000	2032	4.250%	99.987%	1,000	6	58
March 11, 2022 (senior)	US	750	2042	4.500%	98.997%	966	20	95
March 11, 2022 (senior)	US	2,000	2052	4.550%	98.917%	2,564	55	250
March 11, 2022 (senior)		1,000	2052	5.250%	99.483%	1,000	12	62
1    Gross proceeds before transaction costs, discounts, and premiums.
2    Transaction costs, discounts, and premiums are included as deferred transaction costs and discounts in the carrying value of the long-term debt, and recognized in net (loss) income using the effective interest method.
3    Accounted for as a modification of the respective financial liabilities. Reflects initial consent fee of $557 million incurred in September 2022 and additional consent fee of $262 million incurred in December 2022.
4    Deferred transaction costs and discounts (if any) in the carrying value of the subordinated notes are recognized in net (loss) income using the effective interest method over a five-year period. The subordinated notes due 2082 can be redeemed at par on March 15, 2027 or on any subsequent interest payment date.
5    The US$1 billion senior notes due 2025 can be redeemed at par on or after March 15, 2023.

In September 2023, we issued senior notes with an aggregate principal amount of $3 billion. As a result, we received net proceeds of $2.98 billion which we expect to use for general corporate purposes, including the repayment of outstanding debt.

In July 2023, we completed an offer to exchange the US$7.05 billion of senior notes (Restricted Notes), which were issued pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (Securities Act), for an equal principal amount of new notes registered under the Securities Act (Exchange Notes). The terms of the Exchange Notes are substantially identical to the terms of the corresponding Restricted Notes, except that the Exchange Notes are registered under the Securities Act and the transfer restrictions, registration rights, and additional interest provisions applicable to the Restricted Notes do not apply to the Exchange Notes. The Exchange Notes represent the same debt as the Restricted Notes and they were issued under the same indenture that governed the applicable series of Restricted Notes.

In March 2022, we issued $13.3 billion of senior notes, consisting of US$7.05 billion ($9.05 billion) and $4.25 billion (Shaw senior note financing), in order to partially finance the cash consideration for the Shaw Transaction (see "Shaw Transaction"). These senior notes (except the $1.25 billion senior notes due 2025) contained a "special mandatory redemption" provision (SMR notes), which initially required them to be redeemed at 101% of principal amount (plus

Rogers Communications Inc.	20	Third Quarter 2023

accrued interest) if the Shaw Transaction was not consummated prior to December 31, 2022 (SMR outside date). In August 2022, we received consent from the note holders of the SMR notes, and paid an initial consent fee of $557 million (including directly attributable transaction costs), to extend the SMR outside date to December 31, 2023. Because the Shaw Transaction had not yet been consummated by December 31, 2022, and we had not become obligated to complete a special mandatory redemption, we were required to pay $262 million ($55 million and US$152 million) of additional consent fees to the holders of the SMR notes in January 2023.

Concurrent with the March 2022 senior note issuances, we terminated US$2 billion of interest rate swap derivatives, $500 million of bond forwards, and $2.3 billion of interest rate swap derivatives entered into in 2021 to hedge the interest rate risk associated with future debt issuances. Concurrent with the US dollar-denominated issuances, we also entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars. As a result, we received net proceeds of US$6.95 billion ($8.93 billion) from the US dollar-denominated issuances.

In February 2022, we issued US$750 million subordinated notes due 2082 with an initial coupon of 5.25% for the first five years. Upon the occurrence of certain events involving a bankruptcy or insolvency of RCI, the outstanding principal and interest of such subordinated notes would automatically convert into preferred shares. Concurrently, we terminated $950 million of interest rate derivatives entered into in 2021 to hedge the interest rate risk associated with future debt issuances. Concurrent with the issuance, we also entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars. As a result, we received net proceeds of US$740 million ($938 million) from the issuance.

Repayment of senior notes and related derivative settlements
In November 2023, we repaid the entire outstanding principal of our $500 million 3.80% senior notes at maturity. There were no derivatives associated with these senior notes.

In October 2023, we repaid the entire outstanding principal of our US$850 million 4.10% senior notes and the associated debt derivatives at maturity.

In March 2023, we repaid the entire outstanding principal amount of our US$500 million 3.00% senior notes and the associated debt derivatives at maturity. As a result, we repaid $515 million, including receipt of $174 million received on settlement of the associated debt derivatives.

In June 2022, we repaid the entire outstanding principal amount of our $600 million 4.00% senior notes at maturity. There were no derivatives associated with these senior notes.

In March 2022, we repaid the entire outstanding principal amount of our US$750 million floating rate senior notes and the associated debt derivatives at maturity. As a result, we repaid $1,019 million, including $75 million on settlement of the associated debt derivatives.

Dividends
Below is a summary of the dividends declared and paid on RCI's outstanding Class A Voting common shares (Class A Shares) and Class B Non-Voting common shares (Class B Non-Voting Shares) in 2023 and 2022. On November 8, 2023, a dividend was declared of $0.50 per Class A Share and Class B Non-Voting Share to be paid on January 2, 2024 to shareholders of record on December 8, 2023.

Declaration date	Record date	Payment date	Dividend per share (dollars)	Dividends paid in cash (in millions of dollars)	Dividends paid in Class B Non-Voting Shares (in millions of dollars)

February 1, 2023	March 10, 2023	April 3, 2023	0.50	252	—
April 25, 2023	June 9, 2023	July 5, 2023	0.50	264	—
July 25, 2023	September 8, 2023	October 3, 2023	0.50	191	74

January 26, 2022	March 10, 2022	April 1, 2022	0.50	252	—
April 19, 2022	June 10, 2022	July 4, 2022	0.50	253	—
July 26, 2022	September 9, 2022	October 3, 2022	0.50	253	—
November 8, 2022	December 9, 2022	January 3, 2023	0.50	253	—

This quarter, we amended our dividend reinvestment plan (DRIP) to (i) provide for a small discount on the dividend reinvestment share price and (ii) allow for the issuance of treasury shares for the settlement of the DRIP dividends.

Rogers Communications Inc.	21	Third Quarter 2023

Free cash flow

	Three months ended September 30			Nine months ended September 30
(In millions of dollars)	2023	2022	% Chg	2023	2022	% Chg

Adjusted EBITDA	2,411	1,583	52	6,252	4,714	33
Deduct:
Capital expenditures [1]	1,017	872	17	2,988	2,299	30
Interest on borrowings, net and capitalized interest	524	287	83	1,273	847	50
Cash income taxes [2]	125	145	(14)	400	430	(7)

Free cash flow	745	279	167	1,591	1,138	40
1    Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.
2    Cash income taxes are net of refunds received.

The increases in free cash flow this quarter and year to date were primarily a result of higher adjusted EBITDA, partially offset by higher capital expenditures and higher interest on borrowings.

Rogers Communications Inc.	22	Third Quarter 2023

Overview of Financial Position

Consolidated statements of financial position

	As at	As at
	September 30	December 31
(In millions of dollars)	2023	2022	$ Chg	% Chg	Explanation of significant changes

Assets
Current assets:
Cash and cash equivalents	2,527	463	2,064	n/m	See "Managing our Liquidity and Financial Resources".
Restricted cash and cash equivalents	—	12,837	(12,837)	(100)	Reflects usage of these funds to fund a portion of the cash consideration for the Shaw Transaction.
Accounts receivable	4,335	4,184	151	4	Primarily reflects the fair value of accounts receivables acquired in the Shaw Transaction.
Inventories	462	438	24	5	n/m
Current portion of contract assets	159	111	48	43	Reflects the fair value of the current portion of contract assets acquired in the Shaw Transaction.
Other current assets	942	561	381	68	Reflects other current assets acquired in the Shaw Transaction and an increase in prepaid expenses related to our annual wireless spectrum licence fees.
Current portion of derivative instruments	381	689	(308)	(45)	Primarily reflects the settlement of our debt derivatives related to our US$500 million senior notes in March 2023 and the settlement of debt derivatives related to our US$1 billion senior notes due 2025.
Total current assets	8,806	19,283	(10,477)	(54)

Property, plant and equipment	24,054	15,574	8,480	54	Reflects the fair value of property, plant, and equipment acquired in the Shaw Transaction and capital expenditures incurred.
Intangible assets	18,327	12,251	6,076	50	Reflects the fair value of intangible assets acquired in the Shaw Transaction.
Investments	1,569	2,088	(519)	(25)	Primarily reflects a loss on an obligation to purchase at fair value the non-controlling interest in one of our joint ventures' investments.
Derivative instruments	829	861	(32)	(4)	Reflects the change in market values of debt derivatives as a result of the depreciation of the Cdn$ relative to the US$.
Financing receivables	893	886	7	1	n/m
Other long-term assets	996	681	315	46	Primarily reflects additional funding provided to Shaw benefit plans required upon a change in control.
Goodwill	16,304	4,031	12,273	n/m	Reflects the goodwill recognized as a result of the acquisition of Shaw.

Total assets	71,778	55,655	16,123	29

Liabilities and shareholders' equity
Current liabilities:
Short-term borrowings	1,847	2,985	(1,138)	(38)	See "Managing our Liquidity and Financial Resources".
Accounts payable and accrued liabilities	3,751	3,722	29	1	n/m
Other current liabilities	316	252	64	25	Primarily reflects certain liabilities assumed in the Shaw Transaction.
Contract liabilities	662	400	262	66	Reflects the fair value of contract liabilities assumed in the Shaw Transaction.
Current portion of long-term debt	2,749	1,828	921	50	Reflects the fair value of the current portion of long-term debt assumed in the Shaw Transaction.
Current portion of lease liabilities	487	362	125	35	Reflects the fair value of current lease liabilities assumed in the Shaw Transaction.
Total current liabilities	9,812	9,549	263	3

Provisions	57	53	4	8	n/m
Long-term debt	41,345	29,905	11,440	38	Reflects the fair value of long-term debt assumed in the Shaw Transaction, an increase due to borrowings under our term loan facility, and the issuance of $3 billion in senior notes.
Lease liabilities	2,037	1,666	371	22	Reflects the fair value of lease liabilities assumed in the Shaw Transaction.
Other long-term liabilities	1,312	738	574	78	Primarily reflects recognition of deferred revenue related to the Shaw Transaction and adjustments to pension-related liabilities.
Deferred tax liabilities	6,248	3,652	2,596	71	Reflects deferred tax impacts related to the fair value of the net assets acquired in the Shaw Transaction.
Total liabilities	60,811	45,563	15,248	33

Shareholders' equity	10,967	10,092	875	9	Reflects changes in retained earnings and equity reserves.

Total liabilities and shareholders' equity	71,778	55,655	16,123	29

Rogers Communications Inc.	23	Third Quarter 2023

Financial Condition

Available liquidity
Below is a summary of our available liquidity from our cash and cash equivalents, bank credit facilities, letter of credit facilities, and short-term borrowings as at September 30, 2023 and December 31, 2022.

As at September 30, 2023	Total sources	Drawn	Letters of credit	Net available
(In millions of dollars)

Cash and cash equivalents	2,527	—	—	2,527
Bank credit facilities [1]:
Revolving	4,000	—	11	3,989
Non-revolving	250	250	—	—
Outstanding letters of credit	244	—	244	—
Receivables securitization [1]	2,400	1,600	—	800

Total	9,421	1,850	255	7,316
1    The total liquidity sources under our bank credit facilities and receivables securitization represents the total credit limits per the relevant agreements. The amount drawn and letters of credit are currently outstanding under those agreements.

As at December 31, 2022	Total sources	Drawn	Letters of credit	US CP program [1]	Net available
(In millions of dollars)

Cash and cash equivalents	463	—	—	—	463
Bank credit facilities [2]:
Revolving	4,000	—	8	215	3,777
Non-revolving	1,000	375	—	—	625
Outstanding letters of credit	75	—	75	—	—
Receivables securitization [2]	2,400	2,400	—	—	—

Total [3]	7,938	2,775	83	215	4,865
1    The US CP program amounts are gross of the discount on issuance.
2    The total liquidity sources under our bank credit facilities and receivables securitization represents the total credit limits per the relevant agreements. The amount drawn and letters of credit are currently outstanding under those agreements. The US CP program amount represents our currently outstanding US CP borrowings that are backstopped by our revolving credit facility.
3    Our restricted cash and cash equivalents as at December 31, 2022 are not included in available liquidity as the funds were raised solely to fund a portion of the cash consideration of the Shaw Transaction.

In addition to the sources of available liquidity noted above, we held $966 million of securities in publicly traded companies as at September 30, 2023 (December 31, 2022 - $1,200 million).

Our term loan facility that had an initial credit limit of $6 billion related to the Shaw Transaction is not included in available liquidity as we could only draw on that facility to partially fund the Shaw Transaction and the facility is now fully drawn. Our Canada Infrastructure Bank credit agreement is not included in available liquidity as it can only be drawn upon for use in broadband projects under the Universal Broadband Fund, and therefore is not available for other general purposes.

Weighted average cost of borrowings
Our weighted average cost of all borrowings was 4.88% as at September 30, 2023 (December 31, 2022 - 4.50%) and our weighted average term to maturity was 10.1 years (December 31, 2022 - 11.8 years). These figures reflect the expected repayment of our subordinated notes on the five-year anniversary.

Rogers Communications Inc.	24	Third Quarter 2023

Adjusted net debt and debt leverage ratio
We use adjusted net debt and debt leverage ratio to conduct valuation-related analysis and to make capital structure-related decisions.

	As at September 30	As at December 31
(In millions of dollars, except ratios)	2023	2022

Current portion of long-term debt	2,749	1,828
Long-term debt	41,345	29,905
Deferred transaction costs and discounts	1,076	1,122
	45,170	32,855
Add (deduct):
Adjustment of US dollar-denominated debt to hedged rate [1]	(1,596)	(1,876)
Subordinated notes adjustment [2]	(1,507)	(1,508)
Short-term borrowings	1,847	2,985
Current portion of lease liabilities	487	362
Lease liabilities	2,037	1,666
Cash and cash equivalents	(2,527)	(463)
Restricted cash and cash equivalents [3]	—	(12,837)

Adjusted net debt [1,4]	43,911	21,184
Divided by: trailing 12-month adjusted EBITDA	7,931	6,393

Debt leverage ratio	5.5	3.3

Divided by: pro forma trailing 12-month adjusted EBITDA [4]	8,960

Pro forma debt leverage ratio	4.9
1    Effective the second quarter, we amended our calculation of adjusted net debt such that we include our US dollar-denominated debt at the hedged foreign exchange rate. Our US dollar-denominated debt is 100% hedged and we believe this presentation is better representative of the economic obligations on this debt. Previously, our calculation of adjusted net debt had included a current fair market value of the net debt derivative assets.
2    For the purposes of calculating adjusted net debt and debt leverage ratio, we believe adjusting 50% of the value of our subordinated notes is appropriate as this methodology factors in certain circumstances with respect to priority for payment and this approach is commonly used to evaluate debt leverage by rating agencies.
3    For the purposes of calculating adjusted net debt prior to closing the Shaw Transaction, we deducted our restricted cash and cash equivalents as these funds were raised solely to fund a portion of the cash consideration of the Shaw Transaction or, if the Shaw Transaction was not consummated, were to have been used to redeem the applicable senior notes excluding any premium. We therefore believe including only the underlying senior notes would not represent our view of adjusted net debt prior to the consummation of the Shaw Transaction or the redemption of the senior notes.
4    Adjusted net debt is a capital management measure. Pro forma trailing 12-month adjusted EBITDA is a non-GAAP financial measure. These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. See "Non-GAAP and Other Financial Measures" for more information about these measures.

Trailing 12-month adjusted EBITDA reflects the combined results of Rogers including Shaw for the period since the Shaw Transaction closed in April 2023 to September 2023 and standalone Rogers results prior to April 2023. To illustrate the results of a combined Rogers and Shaw as if the Shaw Transaction had closed at the beginning of the trailing 12-month period, we have also disclosed a pro forma trailing 12-month adjusted EBITDA and pro forma debt leverage ratio. Pro forma adjusted EBITDA incorporates an amount representing the results of Shaw's adjusted EBITDA, adjusted to conform to Rogers' accounting policies, for the six months beginning October 1, 2022.

These pro forma metrics are presented for illustrative purposes only and do not purport to reflect what the combined company's actual operating results or financial condition would have been had the Shaw Transaction occurred on the date indicated, nor do they purport to project our future financial position or operating results and should not be taken as representative of our future financial position or consolidated operating results.

As a result of the significant debt we issued to finance the Shaw Transaction, and as planned when the Shaw Transaction was first announced, our debt leverage ratio has increased to 5.5 (December 31, 2022 - 3.3) and our pro forma debt leverage ratio is 4.9. In order to meet our stated objective of returning our debt leverage ratio to approximately 3.5 within 36 months of closing the Shaw Transaction, we intend to manage our debt leverage ratio through combined operational synergies, organic growth in adjusted EBITDA, and debt repayment, as applicable.

Rogers Communications Inc.	25	Third Quarter 2023

Credit ratings
Below is a summary of the credit ratings on RCI's outstanding senior and subordinated notes and debentures (long-term) and US CP (short-term) as at September 30, 2023.

Issuance	S&P Global Ratings Services	Moody's	Fitch	DBRS Morningstar
Corporate credit issuer default rating	BBB- (outlook negative)	Baa3 (stable)	BBB- (stable)	BBB (low) (stable)
Senior unsecured debt	BBB- (outlook negative)	Baa3 (stable)	BBB- (stable)	BBB (low) (stable)
Subordinated debt	BB (outlook negative)	Ba2 (stable)	BB (stable)	N/A [1]
US commercial paper	A-3	P-3	N/A [1]	N/A [1]
1    We have not sought a rating from Fitch or DBRS Morningstar for our short-term obligations or from DBRS Morningstar for our subordinated debt.

Outstanding common shares

	As at September 30	As at December 31
	2023	2022

Common shares outstanding [1]
Class A Voting Shares	111,152,011	111,152,011
Class B Non-Voting Shares	417,414,747	393,773,306

Total common shares	528,566,758	504,925,317

Options to purchase Class B Non-Voting Shares
Outstanding options	10,688,208	9,860,208
Outstanding options exercisable	4,360,124	3,440,894
1    Holders of Class B Non-Voting Shares are entitled to receive notice of and to attend shareholder meetings; however, they are not entitled to vote at these meetings except as required by law or stipulated by stock exchanges. If an offer is made to purchase outstanding Class A Shares, there is no requirement under applicable law or our constating documents that an offer be made for the outstanding Class B Non-Voting Shares, and there is no other protection available to shareholders under our constating documents. If an offer is made to purchase both classes of shares, the offer for the Class A Shares may be made on different terms than the offer to the holders of Class B Non-Voting Shares.

On April 3, 2023, we issued 23.6 million Class B Non-Voting Shares as partial consideration for the Shaw Transaction.
On October 3, 2023, we issued 1.5 million Class B Non-Voting Shares as partial settlement of the dividend payable on that date under the terms of our DRIP.

Pension plans purchase of annuities
This quarter, our defined benefit pension plans purchased approximately $737 million of annuities from an insurance company for substantially all the retired members in the plans. The aggregate premium for the annuities was funded by selling a corresponding amount of existing assets from the plans. The purchase of the annuities relieves us of primary responsibility for, and eliminates risk associated with, the accrued benefit obligation for the retired members. There was no significant impact to our results this quarter related to the annuity purchase.

Rogers Communications Inc.	26	Third Quarter 2023

Financial Risk Management

This section should be read in conjunction with "Financial Risk Management" in our 2022 Annual MD&A. We use derivative instruments to manage financial risks related to our business activities. We only use derivatives to manage risk and not for speculative purposes. We also manage our exposure to both fixed and fluctuating interest rates and had fixed the interest rate on 83.8% of our outstanding debt, including short-term borrowings, as at September 30, 2023 (December 31, 2022 - 91.2%).

Debt derivatives
We use cross-currency interest rate exchange agreements, forward cross-currency interest rate exchange agreements, and forward foreign exchange agreements (collectively, debt derivatives) to manage risks from fluctuations in foreign exchange rates and interest rates associated with our US dollar-denominated senior notes, debentures, subordinated notes, lease liabilities, credit facility borrowings, and US CP borrowings. We typically designate the debt derivatives related to our senior notes, debentures, subordinated notes, and lease liabilities as hedges for accounting purposes against the foreign exchange risk or interest rate risk associated with specific issued and forecast debt instruments. Debt derivatives related to our credit facility and US CP borrowings have not been designated as hedges for accounting purposes.

Credit facilities and US CP
Below is a summary of the debt derivatives we entered into and settled related to our credit facility borrowings and US CP program during the three and nine months ended September 30, 2023 and 2022.

		Three months ended September 30, 2023			Nine months ended September 30, 2023
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	13,231	1.342	17,753	28,028	1.342	37,626
Debt derivatives settled	13,962	1.342	18,739	23,793	1.341	31,900
Net cash received on settlement			112			17

US commercial paper program
Debt derivatives entered	322	1.332	429	1,496	1.356	2,028
Debt derivatives settled	322	1.326	427	1,654	1.343	2,222
Net cash paid on settlement			(1)			(19)

		Three months ended September 30, 2022			Nine months ended September 30, 2022
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives settled	—	—	—	400	1.268	507
Net cash received on settlement			—			9

US commercial paper program
Debt derivatives entered	2,052	1.317	2,702	5,295	1.288	6,818
Debt derivatives settled	1,960	1.308	2,564	5,259	1.285	6,758
Net cash received on settlement			27			48

As at September 30, 2023, we had US$4,235 million and nil notional amount of debt derivatives outstanding relating to our credit facility borrowings and US CP program (December 31, 2022 - nil and US$158 million), at an average rate of $1.356/US$ (December 31, 2022 - nil) and nil (December 31, 2022 - $1.352/US$), respectively.

Rogers Communications Inc.	27	Third Quarter 2023

Senior and subordinated notes
We did not enter into any debt derivatives related to senior notes issued during the three and nine months ended September 30, 2023. Below is a summary of the debt derivatives we entered into related to senior and subordinated notes during the three and nine months ended September 30, 2022.

(In millions of dollars, except interest rates)
		US$		Hedging effect
Effective date	Principal/Notional amount (US$)	Maturity date	Coupon rate	Fixed hedged (Cdn$) interest rate [1]	Equivalent (Cdn$)

2022 issuances
February 11, 2022	750	2082	5.250%	5.635%	951
March 11, 2022	1,000	2025	2.950%	2.451%	1,334
March 11, 2022	1,300	2027	3.200%	3.413%	1,674
March 11, 2022	2,000	2032	3.800%	4.232%	2,567
March 11, 2022	750	2042	4.500%	5.178%	966
March 11, 2022	2,000	2052	4.550%	5.305%	2,564
1    Converting from a fixed US$ coupon rate to a weighted average Cdn$ fixed rate.

In March 2023, we settled the derivatives associated with our US$1 billion senior notes due 2025, which were not designated as hedges for accounting purposes. We subsequently entered into new derivatives associated with our US$1 billion senior notes due 2025; these derivatives are designated as hedges for accounting purposes. We received net $60 million relating to these transactions.

As at September 30, 2023, we had US$15,600 million (December 31, 2022 - US$16,100 million) in US dollar-denominated senior notes, debentures, and subordinated notes, of which all of the associated foreign exchange risk had been hedged using debt derivatives, at an average rate of $1.247/US$ (December 31, 2022 - $1.233/US$).

During the nine months ended September 30, 2022, we terminated US$2 billion notional amount of forward starting cross-currency swaps and received $43 million upon settlement.

Lease liabilities
Below is a summary of the debt derivatives we entered into and settled related to our outstanding lease liabilities for the three and nine months ended September 30, 2023 and 2022.

	Three months ended September 30, 2023			Nine months ended September 30, 2023
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Debt derivatives entered	95	1.358	129	181	1.348	244
Debt derivatives settled	34	1.324	45	100	1.310	131

	Three months ended September 30, 2022			Nine months ended September 30, 2022
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Debt derivatives entered	40	1.350	54	111	1.306	145
Debt derivatives settled	32	1.344	43	90	1.311	118

As at September 30, 2023, we had US$306 million notional amount of debt derivatives outstanding relating to our outstanding lease liabilities (December 31, 2022 - US$225 million) with terms to maturity ranging from October 2023 to September 2026 (December 31, 2022 - January 2023 to December 2025) at an average rate of $1.327/US$ (December 31, 2022 - $1.306/US$).

See "Mark-to-market value" for more information about our debt derivatives.

Rogers Communications Inc.	28	Third Quarter 2023

Interest rate derivatives
From time to time, we use bond forward derivatives or interest rate swap derivatives (collectively, interest rate derivatives) to hedge interest rate risk on current and future debt instruments. Our interest rate derivatives are designated as hedges for accounting purposes.

Concurrent with our issuance of US$750 million subordinated notes in February 2022, we terminated $950 million of interest rate swap derivatives and received $33 million upon settlement.

Concurrent with our issuance of US$7.05 billion ($9.05 billion) and $4.25 billion senior notes in March 2022, we terminated:
•US$2 billion of interest rate swap derivatives and paid US$129 million ($165 million) upon settlement; and
•$500 million of bond forwards and $2.3 billion of interest rate swap derivatives and received $80 million upon settlement.

As at September 30, 2023 and 2022, we had no interest rate derivatives outstanding.

See "Mark-to-market value" for more information about our interest rate derivatives.

Expenditure derivatives
We use foreign currency forward contracts (expenditure derivatives) to manage the foreign exchange risk in our operations, designating them as hedges for accounting purposes for certain of our forecast operational and capital expenditures.

Below is a summary of the expenditure derivatives we entered into and settled during the three and nine months ended September 30, 2023 and 2022.

	Three months ended September 30, 2023			Nine months ended September 30, 2023
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	90	1.300	117	1,230	1.325	1,630
Expenditure derivatives acquired	—	—	—	212	1.330	282
Expenditure derivatives settled	359	1.270	456	899	1.260	1,133

	Three months ended September 30, 2022			Nine months ended September 30, 2022
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	—	—	—	852	1.251	1,066
Expenditure derivatives settled	255	1.282	327	735	1.288	947

As at September 30, 2023, we had US$1,503 million notional amount of expenditure derivatives outstanding (December 31, 2022 - US$960 million) with terms to maturity ranging from October 2023 to December 2025 (December 31, 2022 - January 2023 to December 2023) at an average rate of $1.315/US$ (December 31, 2022 - $1.250/US$).

See "Mark-to-market value" for more information about our expenditure derivatives.

Equity derivatives
We use total return swaps (equity derivatives) to hedge the market price appreciation risk of the Class B Non-Voting Shares granted under our stock-based compensation programs. The equity derivatives have not been designated as hedges for accounting purposes.

During the nine months ended September 30, 2023, we entered into 0.5 million equity derivatives with a weighted average price of $58.14 as a result of the issuance of additional performance restricted share units this year.

As at September 30, 2023, we had equity derivatives outstanding for 6.0 million (December 31, 2022 - 5.5 million) Class B Non-Voting Shares with a weighted average price of $54.02 (December 31, 2022 - $53.65).

Rogers Communications Inc.	29	Third Quarter 2023

During the nine months ended September 30, 2023, we executed extension agreements for the remainder of our equity derivative contracts under substantially the same commitment terms and conditions with revised expiry dates to April 2024 (from April 2023).

See "Mark-to-market value" for more information about our equity derivatives.

Cash settlements on debt derivatives and forward contracts
Below is a summary of the net proceeds (payments) on settlement of debt derivatives and forward contracts during the three and nine months ended September 30, 2023 and 2022.

	Three months ended September 30, 2023			Nine months ended September 30, 2023
(In millions of dollars, except exchange rates)	US$ settlements	Exchange rate	Cdn$ settlements	US$ settlements	Exchange rate	Cdn$ settlements

Credit facilities			112			17
US commercial paper program			(1)			(19)
Senior and subordinated notes			—			234

Net proceeds on settlement of debt derivatives and forward contracts			111			232

	Three months ended September 30, 2022			Nine months ended September 30, 2022
(In millions of dollars, except exchange rates)	US$ settlements	Exchange rate	Cdn$ settlements	US$ settlements	Exchange rate	Cdn$ settlements

Credit facilities			—			9
US commercial paper program			27			48
Senior and subordinated notes			—			(75)
Forward starting cross-currency swaps			—			43
Interest rate derivatives (Cdn$)			—			113
Interest rate derivatives (US$)	—	—	—	(129)	1.279	(165)

Net proceeds (payments) on settlement of debt derivatives and forward contracts			27			(27)

Mark-to-market value
We record our derivatives using an estimated credit-adjusted, mark-to-market valuation, calculated in accordance with IFRS.

	As at September 30, 2023
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	10,577	1.2202	12,906	1,141
As liabilities	5,329	1.3050	6,954	(481)
Debt derivatives not accounted for as hedges:
As assets	1,112	1.3475	1,498	5
As liabilities	3,123	1.3591	4,244	(22)
Net mark-to-market debt derivative asset				643
Expenditure derivatives accounted for as cash flow hedges:
As assets	1,479	1.3139	1,943	58
As liabilities	24	1.3621	33	(5)
Net mark-to-market expenditure derivative asset				53
Equity derivatives not accounted for as hedges:
As assets	—	—	166	6
As liabilities	—	—	158	(17)
Net mark-to-market equity derivative asset				(11)

Net mark-to-market asset				685

Rogers Communications Inc.	30	Third Quarter 2023

	As at December 31, 2022
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	7,834	1.1718	9,180	1,330
As liabilities	7,491	1.3000	9,738	(414)
Short-term debt derivatives not accounted for as hedges:
As assets	1,173	1.2930	1,517	72
Net mark-to-market debt derivative asset				988
Expenditure derivatives accounted for as cash flow hedges:
As assets	960	1.2500	1,200	94
Net mark-to-market expenditure derivative asset				94
Equity derivatives not accounted for as hedges:
As assets	—	—	295	54
Net mark-to-market expenditure derivative asset				54

Net mark-to-market asset				1,136

Commitments and Contractual Obligations

See our 2022 Annual MD&A for a summary of our obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements and lease arrangements as at December 31, 2022. These are also discussed in notes 17, 21, and 28 of our 2022 Annual Audited Consolidated Financial Statements.

As a result of the Shaw Transaction, we assumed Shaw's outstanding contractual commitments. The table below summarizes the new commitments for purchase obligations, which were not recognized as liabilities as a result of the Shaw Transaction. There have been no material additional commitments for purchase obligations this quarter.

(In millions of dollars)	Remainder of 2023	2024 and 2025	2026 and 2027	Thereafter	Total

Purchase obligations	103	250	101	169	623

We also acquired new commitments for property, plant and equipment of approximately $90 million, which were not recognized as liabilities as a results of the Shaw Transaction. There have been no material additional commitments for property, plant and equipment this quarter.

Except where otherwise disclosed in this MD&A, as at September 30, 2023, there have been no other material changes to our material contractual obligations, as identified in our 2022 Annual MD&A, since December 31, 2022.

Regulatory Developments

See our 2022 Annual MD&A for a discussion of the significant regulations that affected our operations as at March 9, 2023. The following are the significant regulatory developments since that date.

ISED Canada review of the Shaw Transaction
On March 31, 2023, the Minister of Innovation, Science and Industry approved the transfer of Freedom's spectrum licences to Videotron, following which the Shaw Transaction and Freedom Transaction closed on April 3, 2023.

As part of the regulatory approval process, we have agreed to certain legally enforceable undertakings with ISED Canada, which reflect commitments we made when the Shaw Transaction was announced, including:
•$1 billion of investments over five years to connect rural, remote, and Indigenous communities across Western Canada and to close critical connectivity gaps faster for underserved areas, including to make broadband Internet services available where broadband Internet at a minimum 50 megabit per second (Mbps) download speeds and 10 Mbps upload speeds is not currently available and to make 5G wireless service available where mobile service using long-term evolution (LTE) is not available;
•$2.5 billion of investments over five years to enhance and expand 5G coverage across Western Canada and $3 billion over five years related to additional network, services, and technology investments, including the expansion of our Cable network;

Rogers Communications Inc.	31	Third Quarter 2023

•expanding Connected for Success, our low-cost, high-speed Internet program, to low-income Canadians across Western Canada and implementing a new Connected for Success wireless program for low-income Canadians across Canada, such that Connected for Success will be available to more than 2.5 million eligible Canadians within five years;
•maintaining a strong presence in Western Canada, including creating 3,000 new jobs within five years (and maintaining those jobs until the tenth anniversary of closing) and maintaining a Western Canada headquarters in Calgary for at least ten years; and
•continuing to offer wireless plans to existing Shaw Mobile customers as at the closing date with the same terms and conditions (including eligibility) as the Shaw Mobile plans that were available as at the closing date for five years.

We will report on our progress towards each of these undertakings every year until such commitments have been met or for up to ten years after the closing date of the Shaw Transaction, whichever is earlier, including through a report that will be posted publicly on our website. If any material element of any of the above commitments is not met, we could be liable to pay ISED Canada $100 million in damages per year (to a maximum of $1 billion) until the earlier of (i) such material elements having been met or fulfilled or (ii) ten years after the closing date of the Shaw Transaction.

CRTC Review of Wholesale Wireline Telecommunications Services
On March 8, 2023, the Canadian Radio-television and Telecommunications Commission (CRTC) released Telecom Notice of Consultation CRTC 2023-56 to provide notice of a public hearing to be held for its review of the existing framework for wholesale high-speed access (HSA) services in light of changing market conditions, the significant challenges in implementing the framework, and the importance to Canadians of having access to greater choice and more affordable services. The CRTC had requested comments on several issues, including the preliminary views that (i) the provision of aggregated wholesale HSA services should be mandated; (ii) access to FTTH facilities should be provided over these services; and (iii) the provision of FTTH facilities over aggregated wholesale HSA services should be mandated on a temporary and expedited basis until the CRTC reaches a decision as to whether such access is to be provided indefinitely.

On November 6, 2023, the CRTC released Telecom Decision CRTC 2023-358, mandating the incumbent local exchange carriers to provide competitors with access to their FTTH facilities over aggregated wholesale HSA in Quebec and Ontario by May 7, 2024. The CRTC found that the hybrid fibre-coaxial networks of cable carriers, such as Rogers, already service the majority of wholesale-based competitors and concluded that, given the temporary nature of the aggregated FTTH access mandate being considered, it would be neither efficient nor proportionate to mandate cable carriers to implement it. The public hearing on wholesale wireline telecommunications services will commence on February 12, 2024.

Government of Canada Budget 2023
The 2023 Federal Budget, published in March 2023, includes a plan to address specific fees (including unexpected, hidden, and additional fees) to continue to ensure businesses are transparent with prices and to make life more affordable for Canadians. This plan could include roaming fees charged by telecommunications companies, amongst other fees charged in other industries.

ISED Canada consultation on wireless services within the TTC subway system
On July 24, 2023, ISED Canada announced it had initiated a Consultation on Conditions of Licence relating to the Provision of Service within the TTC subway system. On September 11, 2023, the Minister of Innovation, Science and Industry announced new spectrum licence conditions, which required carriers to (i) provide equivalent levels of service to all TTC subway riders by October 3, 2023; (ii) expand existing network coverage in order to provide full voice, text, and data services throughout the TTC subway system within specific timeframes; and (iii) provide service in all future stations and tunnels at the same time as they are made operational by the TTC. On October 2, 2023, we announced we had developed and introduced an immediate solution to activate 5G service for transit riders from all major Canadian wireless carriers in the busiest sections of the TTC subway system. Arbitration commenced on October 12, 2023 for parties that were unable to commercially negotiate a network agreement governing access to the TTC subway system.

CRTC decision on final offer arbitration between Rogers and Quebecor regarding MVNO access rates
In Telecom Regulatory Policy CRTC 2021-130 - Review of Mobile Wireless Services, the CRTC mandated that the national carriers, including Rogers, provide mobile virtual network operator (MVNO) service to regional carriers possessing mobile spectrum licences. Under the policy, if parties are unable to agree upon commercial rates, either party may refer the dispute to the CRTC for final offer arbitration. Because Rogers and Quebecor were unable to reach an agreement, the matter was put before the CRTC. On July 24, 2023, in Telecom Decision CRTC 2023-217,

Rogers Communications Inc.	32	Third Quarter 2023

the CRTC accepted Quebecor's offer and directed the parties to enter into an MVNO access agreement consistent with that offer. On August 23, 2023, we brought a motion to the Federal Court of Appeal for leave to appeal the CRTC's decision.

Updates to Risks and Uncertainties

See our 2022 Annual MD&A for a discussion of the principal risks and uncertainties that could have a material adverse effect on our business and financial results as at March 9, 2023, which should be reviewed in conjunction with this MD&A. The following updates and supplements those risks and uncertainties.

Shaw Transaction
As a result of the Shaw Transaction, we are subject to a number of additional risks, many of which are outside the control of Rogers. Certain of these risks are disclosed in our 2022 Annual MD&A. Updates and additions to these risks are described below.

We may fail to realize the expected synergies and other benefits of the Shaw Transaction
Achieving the anticipated benefits of the Shaw Transaction depends on our ability to consolidate and integrate Shaw's businesses, operations, and workforce in a manner that facilitates growth opportunities and achieves the projected cost savings and revenue growth without adversely affecting the combined company's current operations. Even if we successfully integrate Shaw's businesses, the anticipated benefits of the Shaw Transaction may not be fully realized or they could take longer to realize than expected.

The integration process may result in the loss of key personnel, the termination or alteration of existing material contracts or relationships, the disruption of ongoing businesses, or inconsistencies in standards, controls, procedures, and policies. There could be potential unknown liabilities and unforeseen expenses associated with the Shaw Transaction that were not discovered while performing due diligence. Coordinating certain aspects of the operations and personnel of Rogers with Shaw will involve complex operational, technological, and personnel-related challenges. In addition to the day-to-day operations of Rogers, management will need to focus on the integration of the Shaw business.

Videotron Ltd.
On April 3, 2023, Rogers and Videotron settled the lawsuit arising on October 29, 2021, when Videotron launched a lawsuit against Rogers in the Quebec Superior Court, in connection with an agreement entered into by the parties in 2013 for the development and operation of a joint LTE network in the province of Quebec. The lawsuit involved allegations by Videotron that Rogers breached its contractual obligations by developing its own network in the territory and sought damages of $850 million. Rogers remains committed to serving our customers through continued investment in the joint network.

July 2022 network outage
As a result of the network outage that occurred on July 8, 2022, a total of four applications were filed in the Quebec Superior Court seeking authorization to commence a class action against Rogers in relation to this network outage. One of the applications was subsequently withdrawn. A second application has since been suspended. Each of the remaining two applications seeks to institute a class action on behalf of all persons in Quebec who, among other things, experienced a wireless or wireline service interruption as a result of, or were otherwise impacted by, the outage. Each remaining application also claims various damages, including, among others, contractual damages, damages for lost profits, and punitive damages. On June 22, 2023, a carriage hearing was heard in respect of the two remaining applications; we expect a decision identifying the representative plaintiff to follow later this year.

At this time, we are unable to assess the likelihood of success of these applications, or predict the magnitude of any liability we might incur by virtue of the claims underlying those applications or any corresponding or similar claims that may be brought against us in the future. As such, we have not recognized a liability for this contingency. If successful, one of those claims could have a material adverse effect on our financial results or financial condition. It is also possible that similar or corresponding claims could be filed in other jurisdictions.

Technology
Satellite
The acquired Shaw business utilizes three satellites (Anik F2, Anik F3, and Anik G1) owned by Telesat to provide satellite services to customers. Telesat has publicly disclosed anomalies with two of four thrusters used for station-keeping on Anik F2. Customers in remote geographies have begun experiencing periodic service interruptions and the overall survivability estimations have been reduced.

Rogers Communications Inc.	33	Third Quarter 2023

To ensure continuity of service, workarounds have been implemented by both Telesat and Rogers. To further mitigate risk, we have accelerated our set-top box deployment plan to transition impacted services away from Anik F2 to Anik G1. Such workarounds and risk mitigation strategies may not be able to fully mitigate present and future anomalies or failure of the satellite.

These operational anomalies, and any future anomalies or failure of any satellite, could negatively affect customer service and our relationships with our customers and may have a material adverse effect on our reputation, operations, and/or financial results.

We do not maintain any insurance coverage for the transponders on Anik F2, Anik F3, and Anik G1, including business interruption insurance, that would cover damage related to the loss of use of one or more of the transponders on the satellites.

The provision of Internet connectivity in rural areas by new entrants leveraging low Earth orbit satellite technology, or expanded broadband and/or wireless infrastructure from legacy providers, could also result in declining subscriber trends among Satellite customers.

Material Accounting Policies and Estimates

See our 2022 Annual MD&A and our 2022 Annual Audited Consolidated Financial Statements and notes thereto for a discussion of the accounting policies and estimates that are critical to the understanding of our business operations and the results of our operations.

New accounting pronouncements adopted in 2023
We adopted the following accounting amendments that were effective for our interim and annual consolidated financial statements commencing January 1, 2023. The adoption of these standards have not had a material impact on our financial results.
•IFRS 17, Insurance Contracts, a replacement of IFRS 4, Insurance Contracts, that aims to provide consistency in the application of accounting for insurance contracts.
•Amendments to IAS 1, Presentation of Financial Statements - Disclosure of Accounting Policies, requiring entities to disclose material, instead of significant, accounting policy information.
•Amendments to IAS 8, Accounting Policies - Changes in Accounting Estimates and Errors, clarifying the definition of "accounting policies" and "accounting estimates".
•Amendments to IAS 12, Income Taxes - Deferred Tax related to Assets and Liabilities arising from a Single Transaction, narrowing the scope for exemption when recognizing deferred taxes.

Recent accounting pronouncements not yet adopted
The IASB has issued the following new standard and amendments to existing standards that will become effective in future years:
•Amendments to IAS 1, Presentation of Financial Statements - Classification of Liabilities as Current or Non-current, clarifying the classification requirements in the standard for liabilities as current or non-current (January 1, 2024).
•Amendments to IFRS 16, Leases - Lease Liability in a Sale and Leaseback, clarifying subsequent measurement requirements for sale and leaseback transactions for sellers-lessees (January 1, 2024).
•Amendments to IAS 1, Presentation of Financial Statements - Non-current Liabilities with Covenants, modifying the 2020 amendments to IAS 1 to further clarify the classification, presentation, and disclosure requirements in the standard for non-current liabilities with covenants (January 1, 2024).
•Amendments to IAS 7, Statement of Cash Flows and IFRS 7, Financial Instruments: Disclosures - Supplier Finance Arrangements, adding disclosure requirements that require entities to provide qualitative and quantitative information about supplier finance arrangements (January 1, 2024).

We are assessing the impacts, if any, the amendments to existing standards will have on our consolidated financial statements, but we currently do not expect any material impacts.

Rogers Communications Inc.	34	Third Quarter 2023

Transactions with related parties
We have entered into business transactions with Dream Unlimited Corp. (Dream), which is controlled by our Director Michael J. Cooper. Dream is a real estate company that rents spaces in office and residential buildings. Total amounts paid to this related party were nominal for the three and nine months ended September 30, 2023 and 2022.

During the second quarter, Vancouver Professional Baseball LLP ceased being a related party to us as John C. Kerr no longer controlled the entity. There were no transactions with this related party during the period it was related to us this year.

We have also entered into certain transactions with our controlling shareholder and companies it controls. These transactions are subject to formal agreements approved by the Audit and Risk Committee. Total amounts paid to these related parties generally reflect the charges to Rogers for occasional business use of aircraft, net of other administrative services, and were less than $1 million for the three and nine months ended September 30, 2023 and 2022.

On closing of the Shaw Transaction, we entered into an advisory agreement with Brad Shaw in accordance with the arrangement agreement, pursuant to which he will be paid $20 million for a two-year period following closing in exchange for performing certain services related to the transition and integration of Shaw.

We recognized these transactions at the amounts agreed to by the related parties, which were also approved by the Audit and Risk Committee. The amounts owing for these services were unsecured, interest-free, and generally due for payment in cash within one month of the date of the transaction.

Controls and procedures
In accordance with the provisions of National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings, our Chief Executive Officer and Chief Financial Officer have limited the scope of their design of our disclosure controls and procedures and internal control over financial reporting to exclude the controls, policies, and procedures of Shaw, which we acquired on April 3, 2023. In our consolidated financial statements for the three and nine months ended September 30, 2023, the acquired Shaw business contributed approximately $1.0 billion and $2.1 billion of consolidated revenue and a net loss of approximately $15 million and $120 million, respectively. Additionally, as at September 30, 2023, the current assets and current liabilities of the acquired Shaw operations represented approximately 10% and 20% of consolidated current assets and current liabilities, respectively, and the non-current assets and non-current liabilities of the acquired Shaw operations represented approximately 20% and 15% of consolidated non-current assets and non-current liabilities, respectively. The design of the disclosure controls and procedures and internal control over financial reporting of the acquired Shaw operations will be completed for the second quarter of 2024.

There have been no changes in our internal controls over financial reporting this quarter that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Seasonality
Our operating results generally vary from quarter to quarter as a result of changes in general economic conditions and seasonal fluctuations, among other things, in each of our reportable segments. This means our results in one quarter are not necessarily indicative of how we will perform in a future quarter. Wireless, Cable, and Media each have unique seasonal aspects to, and certain other historical trends in, their businesses. For specific discussions of the seasonal trends affecting our reportable segments, refer to our 2022 Annual MD&A. The acquired Shaw business has substantially consistent fluctuations. Additionally, Satellite subscriber activity is modestly higher during the second and third quarter, when subscribers increasingly begin using second or vacation homes for the season.

Financial Guidance

On July 26, 2023, concurrently with the release of our second quarter 2023 results, we updated our consolidated guidance ranges for select full-year 2023 financial metrics that were originally provided on February 2, 2023 and subsequently updated on March 31, 2023 to give effect to the Shaw Transaction. This press release is available under Rogers' profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov).

Rogers Communications Inc.	35	Third Quarter 2023

Key Performance Indicators

We measure the success of our strategy using a number of key performance indicators that are defined and discussed in our 2022 Annual MD&A and this MD&A. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy and against the results of our peers and competitors. The following key performance indicators, some of which are supplementary financial measures (see "Non-GAAP and Other Financial Measures"), are not measurements in accordance with IFRS. They include:
•subscriber counts;
•Wireless;
•Cable; and
•homes passed (Cable);
•Wireless subscriber churn (churn);
•Wireless mobile phone average revenue per user
(ARPU);
•Cable average revenue per account (ARPA);
•Cable customer relationships;
•Cable market penetration (penetration);
•capital intensity; and
•total service revenue.

Non-GAAP and Other Financial Measures

We use the following "non-GAAP financial measures" and other "specified financial measures" (each within the meaning of applicable Canadian securities law). These are reviewed regularly by management and the Board in assessing our performance and making decisions regarding the ongoing operations of our business and its ability to generate cash flows. Some or all of these measures may also be used by investors, lending institutions, and credit rating agencies as indicators of our operating performance, of our ability to incur and service debt, and as measurements to value companies in the telecommunications sector. These are not standardized measures under IFRS, so may not be reliable ways to compare us to other companies.

Non-GAAP financial measures
Specified financial measure	How it is useful		How we calculate it	Most directly comparable IFRS financial measure
Adjusted net income	●	To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.
Net (loss) income add (deduct) restructuring, acquisition and other; loss (recovery) on sale or wind down of investments; loss (gain) on disposition of property, plant and equipment; (gain) on acquisitions; loss on non-controlling interest purchase obligations; loss on repayment of long-term debt; loss on bond forward derivatives; depreciation and amortization on fair value increment of Shaw Transaction-related assets; and income tax adjustments on these items, including adjustments as a result of legislative changes.
Net (loss) income
Pro forma trailing 12-month adjusted EBITDA	●	To illustrate the results of a combined Rogers and Shaw as if the Shaw Transaction had closed at the beginning of the trailing 12-month period.	Trailing 12-month adjusted EBITDA add Acquired Shaw business adjusted EBITDA - October 2022 to March 2023	Trailing 12-month adjusted EBITDA

Non-GAAP ratios
Specified financial measure	How it is useful		How we calculate it
Adjusted basic earnings per share Adjusted diluted earnings per share	●	To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.	Adjusted net income
divided by
basic weighted average shares outstanding.

Adjusted net income including the dilutive effect of stock-based compensation divided by
diluted weighted average shares outstanding.
Pro forma debt leverage ratio	●	We believe this helps investors and analysts analyze our ability to service our debt obligations, with the results of a combined Rogers and Shaw as if the Shaw Transaction had closed at the beginning of the trailing 12-month period.	Adjusted net debt divided by pro forma trailing 12-month adjusted EBITDA

Rogers Communications Inc.	36	Third Quarter 2023

Total of segments measures
Specified financial measure	Most directly comparable IFRS financial measure
Adjusted EBITDA	Net (loss) income

Capital management measures
Specified financial measure	How it is useful
Free cash flow	●	To show how much cash we generate that is available to repay debt and reinvest in our company, which is an important indicator of our financial strength and performance.
	●	We believe that some investors and analysts use free cash flow to value a business and its underlying assets.
Adjusted net debt	●	We believe this helps investors and analysts analyze our debt and cash balances while taking into account the economic impact of debt derivatives on our US dollar-denominated debt.
Debt leverage ratio	●	We believe this helps investors and analysts analyze our ability to service our debt obligations.
Available liquidity	●	To help determine if we are able to meet all of our commitments, to execute our business plan, and to mitigate the risk of economic downturns.

Supplementary financial measures
Specified financial measure	How we calculate it
Adjusted EBITDA margin	Adjusted EBITDA divided by revenue.
Wireless mobile phone average revenue per user (ARPU)	Wireless service revenue divided by average total number of Wireless mobile phone subscribers for the relevant period.
Cable average revenue per account (ARPA)	Cable service revenue divided by average total number of customer relationships for the relevant period.
Capital intensity	Capital expenditures divided by revenue.

Reconciliation of adjusted EBITDA

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2023	2022	2023	2022

Net (loss) income	(99)	371	521	1,172
Add:
Income tax expense	111	133	323	421
Finance costs	600	331	1,479	946
Depreciation and amortization	1,160	644	2,949	1,928
EBITDA	1,772	1,479	5,272	4,467
Add (deduct):
Other expense (income)	426	19	381	(5)
Restructuring, acquisition and other	213	85	599	252

Adjusted EBITDA	2,411	1,583	6,252	4,714

Rogers Communications Inc.	37	Third Quarter 2023

Reconciliation of adjusted net income

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2023	2022	2023	2022

Net (loss) income	(99)	371	521	1,172
Add (deduct):
Restructuring, acquisition and other	213	85	599	252
Depreciation and amortization on fair value increment of Shaw Transaction-related assets	263	—	515	—
Loss on non-controlling interest purchase obligation [1]	422	—	422	—
Income tax impact of above items	(120)	(20)	(281)	(63)

Adjusted net income	679	436	1,776	1,361
1    See "Review of Consolidated Performance" for more information as to the nature of this adjustment.

Reconciliation of pro forma trailing 12-month adjusted EBITDA

As at September 30
(In millions of dollars)	2023

Trailing 12-month adjusted EBITDA	7,931
Add (deduct):
Acquired Shaw business adjusted EBITDA - October 2022 to March 2023	1,029

Pro forma trailing 12-month adjusted EBITDA	8,960

Reconciliation of free cash flow

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2023	2022	2023	2022

Cash provided by operating activities	1,754	1,216	3,842	3,348
Add (deduct):
Capital expenditures	(1,017)	(872)	(2,988)	(2,299)
Interest on borrowings, net and capitalized interest	(524)	(287)	(1,273)	(847)
Interest paid, net	512	326	1,324	767
Restructuring, acquisition and other	213	85	599	252
Program rights amortization	(14)	(10)	(58)	(49)
Change in net operating assets and liabilities	(185)	(154)	258	(49)
Other adjustments [1]	6	(25)	(113)	15

Free cash flow	745	279	1,591	1,138
1    Consists of post-employment benefit contributions, net of expense, cash flows relating to other operating activities, and other investment income from our financial statements.

Rogers Communications Inc.	38	Third Quarter 2023

Other Information

Consolidated financial results - quarterly summary
Below is a summary of our consolidated results for the past eight quarters.

	2023			2022					2021
(In millions of dollars, except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1		Q4
Revenue
Wireless	2,584	2,424	2,346	2,578	2,267	2,212	2,140		2,415
Cable	1,993	2,013	1,017	1,019	975	1,041	1,036		1,023
Media	586	686	505	606	530	659	482		516
Corporate items and intercompany eliminations	(71)	(77)	(33)	(37)	(29)	(44)	(39)		(35)
Total revenue	5,092	5,046	3,835	4,166	3,743	3,868	3,619		3,919
Total service revenue [1]	4,527	4,534	3,314	3,436	3,230	3,443	3,196		3,232

Adjusted EBITDA
Wireless	1,294	1,222	1,179	1,173	1,093	1,118	1,085		1,086
Cable	1,080	1,026	557	522	465	520	551		518
Media	107	4	(38)	57	76	2	(66)		(26)
Corporate items and intercompany eliminations	(70)	(62)	(47)	(73)	(51)	(48)	(31)		(56)
Adjusted EBITDA	2,411	2,190	1,651	1,679	1,583	1,592	1,539	—	1,522
Deduct (add):
Depreciation and amortization	1,160	1,158	631	648	644	638	646		658
Restructuring, acquisition and other	213	331	55	58	85	71	96		101
Finance costs	600	583	296	287	331	357	258		218
Other expense (income)	426	(18)	(27)	(10)	19	(18)	(6)		(12)
Net income before income tax expense	12	136	696	696	504	544	545		557
Income tax expense	111	27	185	188	133	135	153		152
Net (loss) income	(99)	109	511	508	371	409	392		405

(Loss) earnings per share:
Basic	($0.19)	$0.21	$1.01	$1.01	$0.73	$0.81	$0.78		$0.80
Diluted	($0.20)	$0.20	$1.00	$1.00	$0.71	$0.76	$0.77		$0.80

Net (loss) income	(99)	109	511	508	371	409	392		405
Add (deduct):
Restructuring, acquisition and other	213	331	55	58	85	71	96		101
Depreciation and amortization on fair value increment of Shaw Transaction-related assets	263	252	—	—	—	—	—		—
Loss on non-controlling interest purchase obligation	422	—	—	—	—	—	—		—
Income tax impact of above items	(120)	(148)	(13)	(12)	(20)	(17)	(26)		(20)
Adjusted net income	679	544	553	554	436	463	462		486

Adjusted earnings per share:
Basic	$1.28	$1.03	$1.10	$1.10	$0.86	$0.92	$0.91		$0.96
Diluted	$1.27	$1.02	$1.09	$1.09	$0.84	$0.86	$0.91		$0.96

Capital expenditures	1,017	1,079	892	776	872	778	649		846
Cash provided by operating activities	1,754	1,635	453	1,145	1,216	1,319	813		1,147
Free cash flow	745	476	370	635	279	344	515		468
1    As defined. See "Key Performance Indicators".

Rogers Communications Inc.	39	Third Quarter 2023

Summary of financial information of long-term debt guarantor
Our outstanding public debt, amounts drawn on our bank credit and letter of credit facilities, and derivatives are unsecured obligations of RCI, as obligor, and RCCI, as either co-obligor or guarantor, as applicable.

The selected unaudited consolidating summary financial information for RCI for the periods identified below, presented with a separate column for: (i) RCI, (ii) RCCI, (iii) our non-guarantor subsidiaries on a combined basis, (iv) consolidating adjustments, and (v) the total consolidated amounts, is set forth as follows:

Three months ended September 30	RCI [1,2]		RCCI [1,2]		Non-guarantor subsidiaries [1,2]		Consolidating adjustments [1,2]		Total
(unaudited) (In millions of dollars)	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Selected Statements of Income data measure:
Revenue	—	—	4,269	3,226	906	559	(83)	(42)	5,092	3,743
Net (loss) income	(99)	371	312	325	178	179	(490)	(504)	(99)	371

Nine months ended September 30	RCI [1,2]		RCCI [1,2]		Non-guarantor subsidiaries [1,2]		Consolidating adjustments [1,2]		Total
(unaudited) (In millions of dollars)	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Selected Statements of Income data measure:
Revenue	—	—	11,750	9,621	2,438	1,752	(215)	(143)	13,973	11,230
Net income (loss)	521	1,172	890	1,150	240	264	(1,130)	(1,414)	521	1,172

As at period end	RCI [1,2]		RCCI [1,2]		Non-guarantor subsidiaries [1,2]		Consolidating adjustments [1,2]		Total
(unaudited) (In millions of dollars)	Sep. 30 2023	Dec. 31 2022	Sep. 30 2023	Dec. 31 2022	Sep. 30 2023	Dec. 31 2022	Sep. 30 2023	Dec. 31 2022	Sep. 30 2023	Dec. 31 2022
Selected Statements of Financial Position data measure:
Current assets	43,331	47,197	40,312	33,845	10,757	9,991	(85,594)	(71,750)	8,806	19,283
Non-current assets	64,313	34,499	57,899	30,135	7,368	3,853	(66,608)	(32,115)	62,972	36,372
Current liabilities	42,735	36,902	65,754	37,051	8,875	8,972	(107,552)	(73,376)	9,812	9,549
Non-current liabilities	46,955	31,890	15,323	5,302	891	188	(12,170)	(1,366)	50,999	36,014
1    For the purposes of this table, investments in subsidiary companies are accounted for by the equity method.
2    Amounts recorded in current liabilities and non-current liabilities for RCCI do not include any obligations arising as a result of being a guarantor or co-obligor, as the case may be, under any of RCI's long-term debt.

Rogers Communications Inc.	40	Third Quarter 2023

About Forward-Looking Information

This MD&A includes "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking information"), and assumptions about, among other things, our business, operations, and financial performance and condition approved by our management on the date of this MD&A. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, or intentions.

Forward-looking information
•typically includes words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook, target, and similar expressions;
•includes conclusions, forecasts, and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions, and other factors that we believe to have been reasonable at the time they were applied but may prove to be incorrect; and
•was approved by our management on the date of this MD&A.

Our forward-looking information includes forecasts and projections related to the following items, among others:
•revenue;
•total service revenue;
•adjusted EBITDA;
•capital expenditures;
•cash income tax payments;
•free cash flow;
•dividend payments;
•the growth of new products and services;
•expected growth in subscribers and the services to which they subscribe;
•the cost of acquiring and retaining subscribers and deployment of new services;
•continued cost reductions and efficiency improvements;
•our debt leverage ratio;
•the benefits expected to result from the Shaw Transaction, including corporate, operational, scale, and other synergies, and their anticipated timing; and
•all other statements that are not historical facts.

Our conclusions, forecasts, and projections are based on a number of estimates, expectations, assumptions, and other factors, including, among others:
•general economic and industry conditions, including the effects of inflation;
•currency exchange rates and interest rates;
•product pricing levels and competitive intensity;
•subscriber growth;
•pricing, usage, and churn rates;
•changes in government regulation;
•technology and network deployment;
•availability of devices;
•timing of new product launches;
•content and equipment costs;
•the integration of acquisitions; and
•industry structure and stability.

Except as otherwise indicated, this MD&A and our forward-looking information do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations, or other transactions that may be considered or announced or may occur after the date on which the statement containing the forward-looking information is made.

Risks and uncertainties
Actual events and results can be substantially different from what is expressed or implied by forward-looking information as a result of risks, uncertainties, and other factors, many of which are beyond our control, including, but not limited to:
•regulatory changes;
•technological changes;
•economic, geopolitical, and other conditions affecting commercial activity;
•unanticipated changes in content or equipment costs;
•changing conditions in the entertainment, information, and communications industries;
•sports-related work stoppages or cancellations and labour disputes;
•the integration of acquisitions;
•litigation and tax matters;
•the level of competitive intensity;
•the emergence of new opportunities;
•external threats, such as epidemics, pandemics, and other public health crises, natural disasters, the effects of climate change, or cyberattacks, among others;
•in the event we place certain assets for sale, we may not be able to achieve the anticipated proceeds in relation to the sale of those assets and sales of assets may not be achieved within the expected timeframes or at all;
•risks related to the Shaw Transaction or Freedom Transaction, including the possibility:

Rogers Communications Inc.	41	Third Quarter 2023

•we may not be able to achieve the anticipated cost synergies, operating efficiencies, and other benefits of the Shaw Transaction within the expected timeframes or at all;
•the integration of the businesses and operations of Rogers and Shaw may be more difficult, time-consuming, or costly than expected; and
•that operating costs, customer loss, and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, or suppliers) may be greater than expected;
•new interpretations and new accounting standards from accounting standards bodies; and
•the other risks outlined in "Risks and Uncertainties Affecting our Business" in our 2022 Annual MD&A and "Updates to Risks and Uncertainties" in this MD&A.

These factors can also affect our objectives, strategies, and intentions. Many of these factors are beyond our control or our current expectations or knowledge. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee.

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this MD&A is qualified by the cautionary statements herein.

Before making an investment decision
Before making any investment decisions and for a detailed discussion of the risks, uncertainties, and environment associated with our business, its operations, and its financial performance and condition, fully review the sections of this MD&A entitled "Updates to Risks and Uncertainties" and "Regulatory Developments" and fully review the sections in our 2022 Annual MD&A entitled "Regulation in our Industry" and "Environmental, Social, and Governance (ESG)", as well as our various other filings with Canadian and US securities regulators, which can be found at sedarplus.ca and sec.gov, respectively. Information on or connected to sedarplus.ca, sec.gov, our website, or any other website referenced in this document is not part of or incorporated into this MD&A.

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Rogers Communications Inc.	42	Third Quarter 2023